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Exhibit (a)(1)(i)

        Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MATTRESS FIRM HOLDING CORP.

at

$64.00 PER SHARE

by

STRIPES ACQUISITION CORP.,

a direct wholly-owned subsidiary of

STRIPES US HOLDING, INC.,

a direct wholly-owned subsidiary of

STEINHOFF INTERNATIONAL HOLDINGS N.V.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 13, 2016 (I.E., THE LAST MOMENT OF THE DAY ON SEPTEMBER 13, 2016), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED PURSUANT TO THE MERGER AGREEMENT.

        The offer described in this Offer to Purchase (the "Offer") is being made pursuant to the Agreement and Plan of Merger, dated as of August 6, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the "Merger Agreement"), among Mattress Firm Holding Corp., a Delaware corporation ("Mattress Firm"), Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) ("Steinhoff"), Stripes US Holding, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff ("HoldCo") and Stripes Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of HoldCo ("Purchaser"). Purchaser is offering to purchase all outstanding shares ("Shares") of Mattress Firm's common stock, par value $0.01 per share, at a price of $64.00 per Share (the "Offer Price"), without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 16, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal").

        As soon as practicable following the consummation of the Offer (the "Offer Closing") and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Mattress Firm (the "Closing" of the "Merger") with Mattress Firm continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of HoldCo. At the effective time of the Merger (the "Effective Time"), each Share then issued and outstanding (other than (i) treasury Shares, (ii) Shares owned by Steinhoff or Mattress Firm or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand, properly demands and is entitled to maintain a judicial proceeding for appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be cancelled and converted into the right to receive the Offer Price in cash and without interest (the "Merger Consideration"). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

        THE BOARD OF DIRECTORS OF MATTRESS FIRM HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

        The board of directors of Mattress Firm (the "Company Board") has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are fair to, and in the best interests, of Mattress Firm and its stockholders, (ii) duly authorized and approved the execution and delivery by Mattress Firm of the Merger Agreement and the consummation by Mattress Firm of the Transactions, (iii) approved and declared advisable the Merger Agreement and the Transactions, (iv) approved the Tender and Support Agreements and the Support Agreements (as each is defined in Section 11—"The Transaction Documents") and (v) recommended that Mattress Firm's stockholders tender their Shares in the Offer.

        The Offer is not subject to any financing condition. The Offer is conditioned upon, among other conditions precedent, (i) the condition that, immediately prior to the Offer Closing, the number of Shares validly tendered (and not properly withdrawn), together with any Shares then owned by Purchaser, is equal to at least one Share more than 50% of the then outstanding Shares, (ii) any waiting period (and any extension thereof) and any approvals or clearances applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder having expired, been terminated or obtained, as applicable and (iii) in the period between the date of the Merger Agreement and the Offer Closing, there having occurred no effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 11—"The Transaction Documents—Material Adverse Effect"). The Offer is also subject to other important conditions set forth in the Merger Agreement, as described in Section 15—"Conditions to Purchaser's Obligations" of this Offer to Purchase.

        This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 1 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

 IMPORTANT

        If you desire to tender all or any portion of your Shares pursuant to the Offer, you should either:

  A.
  if you are a record holder, (i) complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and mail or deliver the duly completed and validly executed Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. (the "Depositary") and (ii) either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures for book-entry transfer set forth in Section 3—"Procedures for Tendering Shares". These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares"; or

  B.
  if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, contact your broker, dealer, commercial bank, trust company or other nominee (as the case may be) and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

        If you desire to tender your shares pursuant to the Offer and the certificates evidencing your Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your shares by book-entry transfer, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—"Procedures for Tendering Shares".

        The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase are followed.

        This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

 Table of Contents

Contents		Page
SUMMARY TERM SHEET		1
INTRODUCTION		10
THE OFFER		14
1	Terms of the Offer	14
2	Acceptance for Payment and Payment for Shares	15
3	Procedures for Tendering Shares	16
4	Withdrawal Rights	20
5	Certain Material U.S. Federal Income Tax Considerations	20
6	Price Range of Shares; Dividends	23
7	Certain Information Concerning Mattress Firm	24
8	Certain Information Concerning Purchaser, HoldCo and Steinhoff	26
9	Source and Amount of Funds	28
10	Background of the Offer; Contacts with Mattress Firm	30
11	The Transaction Documents	34
12	Purpose of the Offer and Plans for Mattress Firm	51
13	Certain Other Effects	52
14	Dividends and Distributions	53
15	Conditions to Purchaser's Obligations	53
16	Certain Legal Matters; Regulatory Approvals	55
17	Fees and Expenses	58
18	Miscellaneous	58

 SUMMARY TERM SHEET

        Stripes Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap), is offering (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.01 per share, of Mattress Firm Holding Corp., a Delaware corporation ("Mattress Firm"), for $64.00 per Share, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 16, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). The information concerning Mattress Firm contained herein and elsewhere in this Offer to Purchase has been provided to Steinhoff (as defined below), HoldCo (as defined below) and Purchaser (as defined below) by Mattress Firm or has been taken from or is based upon publicly available documents or records of Mattress Firm on file with the U.S. Securities and Exchange Commission (the "SEC") or other publicly available sources at the time of the Offer. Steinhoff, HoldCo and Purchaser have not independently verified the accuracy and completeness of such information. Steinhoff, HoldCo and Purchaser have no knowledge that would indicate that any statements contained herein relating to Mattress Firm provided to Steinhoff, HoldCo and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

        The following are some of the questions that you, a Mattress Firm stockholder, may have, and answers to those questions. This summary term sheet highlights important information contained in this Offer to Purchase and the accompanying Letter of Transmittal and is intended to be an overview only. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent"), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms "we," "our" and "us" refer to Stripes Acquisition Corp. and, where appropriate, HoldCo or Steinhoff.

Securities Sought	All of the outstanding shares of the common stock, par value $0.01 per share, of Mattress Firm.
Price Offered Per Share	$64.00 per Share, without interest (less any required withholding taxes).
Scheduled Expiration of Offer
Midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below). See Section 1—"Terms of the Offer".
Purchaser
Stripes Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap). See Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff".

Who is offering to buy my Shares?

        Stripes Acquisition Corp. ("Purchaser") is offering to buy your Shares. Purchaser is a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc. ("HoldCo"), a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V. ("Steinhoff"). Steinhoff formed HoldCo and HoldCo formed Purchaser for the sole purpose of making the Offer and effecting the transaction in which Purchaser will be merged with and into Mattress Firm, with Mattress Firm surviving as a wholly-owned subsidiary of HoldCo (the "Merger"). See Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff".

How many Shares are you offering to purchase?

        We are offering to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Mattress Firm on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Mattress Firm's outstanding common stock, par value $0.01 per share, as a "Share." See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer".

Why are you making the Offer?

        We are making the Offer because we want to acquire 100% ownership of, Mattress Firm, while providing Mattress Firm's stockholders with an opportunity to receive the Offer Price (as defined below) promptly after the expiration of the Offer by tendering their Shares pursuant to the Offer. Following consummation of the Offer, we intend to complete the Merger as soon as practicable. Upon consummation of the Merger, Mattress Firm will become a wholly-owned subsidiary of HoldCo. See Section 12—"Purpose of the Offer and Plans for Mattress Firm".

How much are you offering to pay for my Shares and what is the form of payment?

        We are offering to pay you $64.00 per Share, without interest thereon (less any required withholding taxes) (the "Offer Price"). See the "Introduction" to this Offer to Purchase.

Will I have to pay any fees or commissions?

        If you hold your Shares directly as the registered owner and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

        If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

        Yes. We estimate that we will need approximately $2.4 billion to purchase all of the Shares pursuant to the Offer and the Merger, including related transaction fees and expenses. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all shares that are tendered in the Offer because HoldCo will (and Steinhoff will cause HoldCo to) contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer. HoldCo expects to obtain the necessary funds through a combination of bank and bridge loans, including a bridge facility of $1.8 billion, a two year term facility of $1 billion, a three year term facility of $500 million and a five year term facility of $500 million. The Offer is not subject to any financing conditions or arrangements. See Section 9—"Source and Amount of Funds".

Is your financial condition relevant to my decision to tender in the Offer?

        No. We do not believe that our financial condition is relevant to your decision to tender your Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  the Offer is not subject to any financing condition;

  •
  if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the subsequent Merger; and

  •
  we will have sufficient funds to purchase all Shares that are tendered in the Offer and to provide funding for the Merger.

        See Section 12—"Purpose of the Offer and Plans for Mattress Firm," Section 9—"Source and Amount of Funds," and Section 15—"Conditions to Purchaser's Obligations".

Is there an agreement governing the Offer?

        Yes. Mattress Firm, Steinhoff, HoldCo and Purchaser have entered into an Agreement and Plan of Merger, dated as of August 6, 2016 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—"The Transaction Documents."

What does the board of directors of Mattress Firm think of the Offer?

        The board of directors of Mattress Firm (the "Company Board") has unanimously:

  •
  determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are fair to, and in the best interests of, Mattress Firm and its stockholders;

  •
  duly authorized and approved the execution and delivery by Mattress Firm of the Merger Agreement and the consummation by Mattress Firm of the Transactions;

  •
  approved and declared advisable the Merger Agreement and the Transactions;

  •
  approved the Tender and Support Agreements and the Support Agreements (as defined in Section 11—"The Transaction Documents"); and

  •
  recommended that Mattress Firm's stockholders tender their Shares in the Offer.

        See the "Introduction" to this Offer to Purchase.

        A more complete description of the reasons for the Company Board's approval of the Offer and the Merger is set forth in Mattress Firm's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to be filed by Mattress Firm with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

How long do I have to decide whether to tender in the Offer?

        The Offer is currently scheduled to expire at midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (the "Expiration Time"). See Section 1—"Terms of the Offer".

What are the most significant conditions to the Offer?

        Under the Merger Agreement, an obligation to accept for payment or to pay for any Shares tendered pursuant to the Offer is conditioned upon:

  •
  the condition that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not properly withdrawn), together with any Shares then owned by Purchaser is equal to at least one Share more than 50% of the then outstanding Shares (the "Minimum Condition");

  •
  any waiting period (and any extension thereof) and any approvals or clearances applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated there under having expired, terminated or obtained, as applicable;

  •
  in the period between the date of the Merger Agreement and the closing of the Offer (the "Offer Closing"), there having occurred no effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 11—"The Transaction Documents—Material Adverse Effect"); and

  •
  certain other customary conditions described in this Offer to Purchase as set forth in Section 15—"Conditions to Purchaser's Obligations" having been satisfied or waived

        (together, the "Offer Conditions").

        We expressly reserve the right, prior to the Expiration Time, to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that, without Mattress Firm's consent, we may not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of shares subject to the Offer or (iv) impose additional conditions to the Offer or, except as permitted by the Merger Agreement, otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner materially adverse to the holders of the Shares. See Section 15—"Conditions to Purchaser's Obligations."

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

        Yes, the Offer can be extended. We will extend the Offer (i) on one or more occasions in consecutive increments of five business days (each increment to end at 5:00pm, New York City time) (or for such longer period up to 20 business days at the sole discretion of Steinhoff and HoldCo or as may be agreed to by Steinhoff, HoldCo and Mattress Firm), if at the scheduled expiration date of the Offer any of the Offer Conditions have not been satisfied or waived, until such time as such conditions have been satisfied or waived, provided that we will not be required or permitted to extend the Offer beyond November 30, 2016 (the "Outside Date") and (ii) for the minimum period required by any law, statues, ordinances, codes, rules or regulation ("Laws") or interpretation or position of the SEC or its staff or the NASDAQ Global Select Market ("NASDAQ") or its staff. In the event that, as a result of the extension of the Offer, the Expiration Time would occur on the Outside Date, the Expiration Time will instead occur at 5:00pm, New York City time, on the business day immediately preceding the Outside Date. See Section 1—"Terms of the Offer".

How will I be notified if the Offer is extended?

        If we decide to extend the Offer, we will inform Computershare Trust Company, N.A. (the "Depositary") of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York City time) on the next business day after the date the Offer was scheduled to expire. See Section 1—"Terms of the Offer."

Have any stockholders already agreed to tender their Shares in the Offer or provide other commitments relating to the Transactions?

        Yes. In connection with the Merger Agreement, certain stockholders associated with J.W. Childs Associates, Inc. (the "J.W. Childs Support Stockholders"), who collectively beneficially own approximately 36.1% of the outstanding Shares, each solely in their respective capacities as stockholders of Mattress Firm entered into a tender and support agreement (collectively, the "Tender and Support Agreements") with Steinhoff, HoldCo and Purchaser. Each Tender and Support Agreement provides that, absent the occurrence of certain events (being the termination of the Offer or the Tender and Support Agreement or the occurrence of a Company Adverse Recommendation Change (as defined in Section 11—"The Transaction Documents—No Solicitation")), the applicable J.W. Childs Support Stockholder will tender all of the Shares held by it in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, the applicable J.W. Childs Support Stockholder granted Steinhoff a proxy to vote all of the Shares held by it:

  •
  in favor of the Merger or in any other transaction pursuant to which Steinhoff proposes to acquire Mattress Firm in which the consideration is equal to or greater than the consideration to be received in the Offer; and

  •
  against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to each Tender and Support Agreement, in the event that:

  •
  Steinhoff increases the Offer Price above $64.00 per Share; or

  •
  Mattress Firm is obligated to pay the Termination Fee (as defined in Section 11—"The Transaction Documents—Termination Fees") and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer,

        Steinhoff is entitled to receive from the applicable J.W. Childs Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Tender and Support Agreement.

        Furthermore, in connection with the Merger Agreement, certain investment funds and related entities affiliated with or managed by affiliates of Berkshire Partners Holdings LLC (the "Berkshire Funds"), who collectively own approximately 13.9% of the outstanding Shares, and Dale R. Carlsen, a director of Mattress Firm, and certain trusts related to Mr. Carlsen, who collectively own approximately 1.0% of the outstanding Shares (the "Carlsen Stockholders" and together with the Berkshire Funds, the "Mattress Firm Support Stockholders"), solely in their respective capacities as stockholders of Mattress Firm, entered into support agreements (the "Support Agreements") with Steinhoff, HoldCo and Purchaser. Each Support Agreement provides that the applicable Mattress Firm Support Stockholder will vote all of the Shares held by such Mattress Firm Support Stockholder in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to the Support Agreements, in the event that:

  •
  Steinhoff increases the Offer Price above $64.00 per Share; or

  •
  Mattress Firm is obligated to pay the Termination Fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer,

        Steinhoff is entitled to receive from each Mattress Firm Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Support Agreement.

        The percentage of outstanding Shares described above is calculated based on 37,718,175 Shares outstanding as of August 10, 2016 (including 483,886 Shares subject to forfeiture conditions).

        See Section 11—"The Transaction Documents—Tender and Support Agreements", Section 11—"The Transaction Documents—Support Agreements" and Section 11—"The Transaction Documents—No Solicitation".

How do I tender my Shares?

        If you wish to accept the Offer, this is what you must do:

  •
  If you are a record holder (i.e., a stock certificate has been issued to you or a book-entry has been entered for you and registered in your name), you can tender your Shares in the Offer by completing and signing the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and delivering it with your stock certificate to the Depositary for the Offer, or following the procedures for book-entry transfer set forth in Section 3—"Procedures for Tendering Shares." These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares."

  •
  If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the time specified in the Notice of Guaranteed Delivery and prior to the expiration of the Offer will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at (212) 750-5833 (banks and brokers) or (888) 750-5834 (all others, toll-free). See Section 3—"Procedures for Tendering Shares" for further details.

  •
  If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the Expiration Time. You should contact the institution that holds your Shares for more details.

        See Section 1—"Terms of the Offer" and Section 2—"Acceptance for Payment and Payment for Shares."

Until what time can I withdraw previously tendered Shares?

        You can withdraw some or all of the Shares that you tender in the Offer at any time until the Expiration Time and following such expiration, you can withdraw them at any time after the date that is 60 days from the commencement of the Offer, unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment (which we cannot do before the Expiration Time), you will no longer be able to withdraw them. See Section 4—"Withdrawal Rights."

How do I withdraw previously tendered Shares?

        To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4—"Withdrawal Rights."

What will happen to stock options in the Offer?

        The Offer is being made only for Shares, and not for options to purchase Shares (each such option, a "Company Stock Option"). Holders of outstanding Company Stock Options may participate in the Offer only if they first exercise such Options (to the extent exercisable) and other applicable award agreements and tender the Shares, if any, issued upon such exercise. Any such exercise needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—"Procedures for Tendering Shares."

        As of the effective time of the Merger (the "Effective Time"):

  •
  each Company Stock Option, whether vested or unvested, will be cancelled as of the Effective Time and the holder will be entitled to receive solely, in full satisfaction of the rights of such holder with respect to the Company Stock Option, a lump-sum cash payment equal to the product of (i) the number of Shares for which such Company Stock Option has not been exercised as of immediately prior to the Effective Time and (ii) the excess, if any, of the cash amount equal to the Offer Price (the "Merger Consideration") over the exercise price per share of such Company Stock Option (and any Company Stock Option that has an exercise price greater than or equal to the Merger Consideration will be cancelled at the Effective Time for no consideration or payment); and

  •
  each Share subject to forfeiture conditions outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the Merger Consideration.

        See Section 11—"The Transaction Documents—The Merger Agreement—Equity Awards"

When and how will I be paid for my tendered Shares?

        In accordance with the terms and conditions of the Merger Agreement, and subject to the satisfaction or waiver of the applicable conditions, we will, promptly following the Expiration Time,

irrevocably accept for payment (the time of acceptance for payment, the "Offer Acceptance Time") and, at or as promptly as practicable following the Offer Acceptance Time (but in any event within three business days), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. HoldCo will (and Steinhoff will cause HoldCo to) provide or cause to be provided to Purchaser, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

        We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as our agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery"), a duly completed and validly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2—"Acceptance for Payment and Payment for Shares."

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

        Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11—"The Transaction Documents—The Merger Agreement—Conditions to the Merger"), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable after the Offer Closing without a vote of Mattress Firm's stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL").

        Pursuant to the Merger Agreement, if any of the Offer Conditions are not satisfied or waived, we are not required to accept Shares for purchase in the Offer nor will we be able to consummate the Merger. See the "Introduction" to this Offer to Purchase.

Upon the successful consummation of the Offer, will Mattress Firm continue as a public company?

        No. Following the purchase of the Shares in the Offer, we, Steinhoff, HoldCo and Mattress Firm expect to consummate the Merger as soon as practicable after the Offer Closing in accordance with Section 251(h) of the DGCL. Upon consummation of the Merger, Purchaser will merge with and into Mattress Firm and will cease to exist, with Mattress Firm continuing as the surviving corporation (the "Surviving Corporation") and becoming a direct wholly-owned subsidiary of HoldCo (which is a direct and wholly-owned subsidiary Steinhoff) and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause the Surviving Corporation to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the "Exchange Act"). See Section 13—"Certain Other Effects."

Will there be a subsequent offering period?

        No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period. See Section 11—"The Transaction Documents—Extensions of the Offer."

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

        Following the Offer Closing and subject to the satisfaction or waiver of the Offer Conditions, we, Steinhoff, HoldCo and Mattress Firm will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer, unless you properly exercise your appraisal rights (see Section 16—"Certain Legal Matters; Regulatory Approvals—Appraisal Rights"). Therefore, if the Merger takes place and you do not perfect your appraisal rights pursuant to Section 262 of the DGCL or appraisal proceedings are dismissed by the Court of Chancery as to all holders of Shares otherwise entitled to appraisal, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger once the Offer is consummated. See the "Introduction" to this Offer to Purchase.

Are appraisal rights available in either the Offer or the Merger?

        No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders' appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The "fair value" could be greater than, less than or the same as the Offer Price. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 16—"Certain Legal Matters; Regulatory Approvals—Appraisal Rights."

What is the market value of my Shares as of a recent date?

        On August 5, 2016, the last full trading day immediately prior to the date of the Merger Agreement, the reported closing sales price of the Shares reported on NASDAQ was $29.74 per Share. On August 15, 2016, the last full trading day before commencement of the Offer, the reported closing sales price of the Shares reported on NASDAQ was $63.84 per Share. We advise you to obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6—"Price Range of Shares; Dividends."

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

        In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5—"Certain Material U.S. Federal Income Tax Considerations."

Who can I talk to if I have questions about the Offer?

        You can call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833).

To the Holders of Shares of Mattress Firm Holding Corp.:

INTRODUCTION

        Stripes Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Stripes US Holding, Inc. ("HoldCo"), a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) ("Steinhoff"), hereby offers to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.01 per share, of Mattress Firm Holding Corp., a Delaware corporation ("Mattress Firm"), at a purchase price of $64.00 per Share, without interest (less any required withholding taxes) (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements hereto or thereto collectively constitute the "Offer"). Stockholders who are record holders of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book-entry has been issued to or entered for such stockholder and registered in such stockholder's name) and who tender directly to Computershare Trust Company, N.A. (the "Depositary"), will not have to pay brokerage fees or commissions. Stockholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. Purchaser, HoldCo or Steinhoff will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See Section 17—"Fees and Expenses."

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2016 (as it may be amended, modified or supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other matters, that as soon as practicable following (and in no event later than the business day following) the consummation of the Offer (the "Offer Closing") and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Mattress Firm (the "Closing" of the "Merger"), with Mattress Firm continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of HoldCo (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then issued and outstanding (other than (i) treasury Shares, (ii) Shares owned by Steinhoff or Mattress Firm or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand, properly demands and is entitled to maintain a judicial proceeding for appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be cancelled and converted into the right to receive the Offer Price in cash and without interest (the "Merger Consideration"). Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Merger Consideration. See Section 11—"The Transaction Documents."

        The board of directors of Mattress Firm (the "Company Board") has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the "Transactions") are fair to, and in the best interests of, Mattress Firm and its stockholders, (ii) duly authorized and approved the execution and delivery by Mattress Firm of the Merger Agreement and the consummation by Mattress Firm of the Transactions, (iii) approved and declared advisable the Merger Agreement and the Transactions, (iv) approved the Tender and Support Agreements and the Support Agreements (each as defined below) and (v) recommended that Mattress Firm's stockholders tender their Shares in the Offer (the "Company Board Recommendation").

        Mattress Firm has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC and disseminate it to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Company Board's reasons for the Company Board Recommendation, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

        The Offer is conditioned upon:

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  the condition that, immediately prior to the scheduled expiration of the Offer (as extended in accordance with the Merger Agreement) (the "Expiration Time"), the number of Shares validly tendered (and not properly withdrawn), together with any Shares then owned by Purchaser, is equal to at least one Share more than 50% of the then outstanding Shares (the "Minimum Condition");

  •
  any waiting period (and any extension thereof) and any approvals or clearances applicable to the consummation of the Offer and the Merger under the Hart—Scott—Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") having expired, or been terminated or obtained, as applicable;

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  in the period between the date of the Merger Agreement and the Expiration Time, there having occurred no effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 11—"The Transaction Documents—Material Adverse Effect"); and

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  certain other customary conditions described in this Offer to Purchase as set forth in Section 15—"Conditions to Purchaser's Obligations" having been satisfied or waived

        (together, the "Offer Conditions"). See Section 15—"Conditions to Purchaser's Obligations."

        According to Mattress Firm, as of the close of business on August 10, 2016, the most recent practicable date, (i) 37,234,289 Shares (exclusive of the Shares subject to forfeiture conditions referred to in (ii) below) were issued and outstanding, (ii) 483,886 Shares subject to forfeiture conditions were outstanding, (iii) 2,080,003 Shares were reserved and available for issuance pursuant to Mattress Firm's 2011 Omnibus Incentive Compensation Plan and (iv) 582,558 Shares were subject to options to purchase. Neither Steinhoff, HoldCo nor Purchaser currently beneficially owns any Shares (other than any deemed beneficial ownership due to the Tender and Support Agreements (as defined below) and the Support Agreements (as defined below) individually or as part of one or more groups, which beneficial ownership Steinhoff, HoldCo and Purchaser expressly disclaims). Accordingly, assuming that no additional Shares are issued (including with respect to the exercise of options) prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 18,859,088 Shares are validly tendered and not properly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

        In connection with the Merger Agreement, certain stockholders associated with J.W. Childs Associates, Inc. (the "J.W. Childs Support Stockholders"), who collectively beneficially own approximately 36.1% of the outstanding Shares, each solely in their respective capacities as stockholders of Mattress Firm entered into a tender and support agreement (collectively, the "Tender and Support Agreements") with Steinhoff, HoldCo and Purchaser. Each Tender and Support Agreement provides that, absent the occurrence of certain events (being the termination of the Offer or the Tender and Support Agreement or the occurrence of a Company Adverse Recommendation Change (as defined in Section 11—"The Transaction Documents—No Solicitation")), the applicable J.W. Childs Support Stockholder will tender all of the Shares held by it in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Mattress

Firm, or any action by written consent, the applicable J.W. Childs Support Stockholder granted Steinhoff a proxy to vote all of the Shares held by it:

  •
  in favor of the Merger or in any other transaction pursuant to which Steinhoff proposes to acquire Mattress Firm in which the consideration is equal to or greater than the consideration to be received in the Offer; and

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  against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to each Tender and Support Agreement, in the event that:

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  Steinhoff increases the Offer Price above $64.00 per share; or

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  Mattress Firm is obligated to pay the Termination Fee (as defined in Section 11—"The Transaction Documents—Termination Fees") and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer.

        Steinhoff is entitled to receive from the applicable J.W. Childs Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Tender and Support Agreement.

        Furthermore, in connection with the Merger Agreement, certain investment funds and related entities affiliated with or managed by affiliates of Berkshire Partners Holdings LLC (the "Berkshire Funds"), who collectively own approximately 13.9% of the outstanding Shares, and Dale R. Carlsen, a director of Mattress Firm, and certain trusts related to Mr. Carlsen, who collectively own approximately 1.0% of the outstanding Shares (the "Carlsen Stockholders" and together with the Berkshire Funds, the "Mattress Firm Support Stockholders"), solely in their respective capacities as stockholders of Mattress Firm, entered into support agreements (the "Support Agreements") with Steinhoff, HoldCo and Purchaser. Each Support Agreement provides that the applicable Mattress Firm Support Stockholder will vote all of the Shares held by such Mattress Firm Support Stockholder in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to the Support Agreements, in the event that:

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  Steinhoff increases the Offer Price above $64.00 per Share; or

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  Mattress Firm is obligated to pay the Termination Fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer,

        Steinhoff is entitled to receive from each Mattress Firm Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Support Agreement.

        Where the percentage of outstanding Shares is given in this Offer to Purchase it is calculated based on 37,718,175 Shares outstanding as of August 10, 2016 (including 483,886 Shares subject to forfeiture conditions).

        See Section 11—"The Transaction Documents—Tender and Support Agreements", Section 11—"The Transaction Documents—Support Agreements" and Section 11—"The Transaction Documents—No Solicitation".

        The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, after the Offer Closing and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Steinhoff, HoldCo and Mattress Firm will cause the Closing of the Merger to take place as soon as practicable without a meeting of stockholders of Mattress Firm in accordance with Section 251(h) of the DGCL. Following the Merger, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Mattress Firm immediately prior to the Effective Time will be the officers of the Surviving Corporation.

        Appraisal rights will not be available to the holders of Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders' appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 16—"Certain Legal Matters; Regulatory Approvals—Appraisal Rights."

        This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully in their entirety before you make a decision with respect to the Offer.

 THE OFFER

1      Terms of the Offer

        Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn in accordance with Section 4—"Withdrawal Rights" until the Expiration Time. The term "Expiration Time" means midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016), unless Purchaser has extended the period of time for which the Offer is open, in which event the term "Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. The Offer is subject to the conditions set forth in Section 15—"Conditions to Purchaser's Obligations," which include, among other matters, satisfaction of the Minimum Condition. In accordance with the terms and conditions of the Merger Agreement, and subject to the satisfaction or waiver of the applicable conditions, Purchaser will, promptly following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the "Offer Acceptance Time") and, at or as promptly as practicable following the Offer Acceptance Time (but in any event within three business days) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. HoldCo will (and Steinhoff will cause HoldCo to) provide or cause to be provided to Purchaser, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

        Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, HoldCo, Steinhoff and Mattress Firm will take all necessary and appropriate action to cause the Closing of the Merger to take place as soon as practicable following the date of the Offer Closing. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger once the Offer is consummated.

        The Merger Agreement separately provides that Purchaser will extend the Offer (i) on one or more occasions in consecutive increments of five business days (each such increment to end at 5:00pm, New York City time) (or for such longer incremental period up to 20 business days at the sole discretion of Steinhoff and HoldCo or as may be agreed to by Steinhoff, HoldCo and Mattress Firm), if at the scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied or waived, until such time as such conditions has been satisfied or waived, provided that Purchaser will not be required or permitted to extend the Offer beyond November 30, 2016 (the "Outside Date") and (ii) for the minimum period required by Law or interpretation or position of the U.S. Securities and Exchange Commission (the "SEC") or its staff or the NASDAQ Global Select Market ("NASDAQ") or its staff. In the event that, as a result of the extension of the Offer, the Expiration Time would occur on the Outside Date, the Expiration Time will instead occur at 5:00pm, New York City time, on the business day immediately preceding the Outside Date.

        Purchaser's right to postpone payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities and Exchange Act of 1934 (the "Exchange Act") relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

        Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, prior to the Expiration Time, to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that, without Mattress Firm's consent, Purchaser will not, and Steinhoff and

HoldCo will not cause Purchaser to (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of shares subject to the Offer or (iv) impose additional conditions to the Offer or, except as permitted by the Merger Agreement, otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner materially adverse to the holders of the Shares.

        If Purchaser makes any material change in the terms of, or information concerning, the Offer or waives a material condition of the Offer, Purchaser will extend the Offer, if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. For the purposes of the Offer a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

        If Purchaser increases the consideration to be paid for the Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser, HoldCo or Steinhoff will have no obligation (except as otherwise required by applicable Law) to publish, advertise or otherwise communicate any such public announcement other than by making a press release and any appropriate filing with the SEC. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

        Mattress Firm has provided Purchaser, HoldCo and Steinhoff with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser, HoldCo and Steinhoff will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2      Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time, Purchaser will purchase by accepting for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as our agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser's obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

        In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) (A) for Shares held as physical certificates, the certificates for such Shares or (B) for Shares held in book-entry form, a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery"), (ii) a duly completed and validly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or, in the case of book-entry transfers of Shares, an Agent's Message (as defined in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery") in lieu of the Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3—"Procedures for Tendering Shares." Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser, HoldCo or Steinhoff pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of their counsel, be unlawful.

        Shares tendered by a Notice of Guaranteed Delivery (as further described in Section 3—"Procedures for Tendering Shares—Guaranteed Delivery") will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to the Depositary.

        If, for any reason whatsoever, acceptance for payment for any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under Section 15—"Conditions to Purchaser's Obligations", the Depositary nevertheless, on behalf of Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        If Purchaser does not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, Purchaser will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility (as defined below) or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

        Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

        If, prior to the Expiration Time, Purchaser increases the Offer Price, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3      Procedures for Tendering Shares

        In order for Shares to be validly tendered pursuant to the Offer, one of the following procedures must be followed:

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  for Shares held as physical certificates, the share certificates ("Share Certificates") representing tendered Shares, a duly completed and validly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time;

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  for Shares held in book-entry form, either a duly completed and validly executed Letter of Transmittal, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures as described below in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery" and a timely confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation") must be received by the Depositary, in each case before the Expiration Time; or

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  if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the Expiration Time. You should contact the institution that holds your Shares for more details.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered (and the risk of loss of the Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The tender of Shares pursuant to any one of the procedures described above and below will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you have the full power and authority to tender, sell, assign and transfer any and all Shares tendered, as specified in the Letter of Transmittal, (ii) when the Shares are accepted for payment by us, Purchaser will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims and (iii) if applicable, you are the registered owner of the Shares, or the Share Certificate(s) have been endorsed to you in blank or you are a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares. Purchaser's acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between you and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions of any such extension or amendment).

        Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3—"Procedures for Tendering Shares—Guaranteed Delivery" may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the expiration of the Offer will not count toward satisfaction of the Minimum Condition.

Book-Entry Delivery

        The Depositary will make a request to establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility"). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) duly completed and validly executed together with any required signature guarantees or an Agent's Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

        For these purposes, "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser, HoldCo and Steinhoff may enforce that agreement against the participant.

        Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of the Letter of Transmittal, includes any participant in the Book-Entry Transfer Facility's systems whose name(s) appear(s) on a security position listing as the owner(s) of Shares) of Shares tendered thereby, unless such registered holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution, bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other "eligible guarantor institution," as defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

        If the Letter of Transmittal is signed by a person other than the registered holder(s) of Shares tendered thereby, then Share Certificates or security position listings representing such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such Share Certificates or security position listings for such Shares. Signature(s) on any such Share Certificates or stock powers must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

        If the Shares are certificated and the certificates evidencing the Shares are forwarded separately to the Depositary, a duly completed and validly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

        If you wish to tender Shares pursuant to the Offer and cannot deliver the relevant Share Certificates and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may, nevertheless, tender such Shares if all of the following conditions are met:

  •
  such tender is made by or through an Eligible Institution;

  •
  a duly completed and validly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary prior to the Expiration Time; and

  •
  the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with a duly completed and validly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent's Message in lieu of such Letter of Transmittal, and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Appointment of Proxy

        By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of the Letter of Transmittal), you irrevocably appoint Purchaser, its officers and its designees as your true and lawful agents, attorneys, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of agency, attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon Purchaser's acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of agency, attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of agency, attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, Purchaser, its officers and its designees will be empowered to exercise all your voting and other rights as it or they, in its or their sole discretion, may deem proper at any annual, special or adjourned meeting of Mattress Firm's stockholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, it is able to exercise full voting, consent and other rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

        The foregoing powers of agency, attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Mattress Firm's stockholders.

Determination of Validity

        Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding on all parties, subject to the tendering stockholder's right to bring any dispute with receipt thereto before a court of competent jurisdiction. Purchaser reserves the absolute right to reject any or all tenders of Shares that Purchaser determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4      Withdrawal Rights

        Except as otherwise provided in this Section 4—"Withdrawal Rights", tenders of Shares made pursuant to the Offer are irrevocable.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after the date that is 60 days after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

        For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

        Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—"Procedures for Tendering Shares".

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5      Certain Material U.S. Federal Income Tax Considerations

        The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below and together the

"Holders") whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations thereunder, each as of the date of the Merger Agreement, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Holders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not address state, local, non-U.S. or other tax laws. This discussion also does not address tax considerations applicable to Holders that beneficially own (directly, indirectly or by attribution), more than 5% of the voting stock of Mattress Firm and does not apply to Holders who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Holders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, Shares held as part of a "straddle," "hedge," "conversion transaction," constructive sale or other integrated transaction, Holders that purchase or sell Shares as part of a wash sale for tax purposes, Holders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, "controlled foreign corporations" or "passive foreign investment companies", U.S. citizens or lawful permanent residents living outside the United States, U.S. Holders holding the Shares in connection with a trade or business conducted outside the United States, certain former citizens or residents of the United States or U.S. Holders whose functional currency is not the U.S. dollar). This discussion does not address any aspect of the U.S. alternative minimum or net investment income tax, federal gift or estate tax, or state, local or non-U.S. taxation.

        For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

        For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of Shares, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

        The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares will depend on the status of the partner and the activities of the partnership. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares should consult their tax advisors with regard to the U.S. federal income tax consequences to them and their partners of exchanging Shares pursuant to the Offer or the Merger.

        None of Mattress Firm, Steinhoff, HoldCo or Purchaser has requested or will request an advance ruling from the Internal Revenue Service (the "IRS") as to the tax consequences of the Offer or the Merger, nor will counsel to Mattress Firm, Steinhoff, HoldCo or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

        This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to the options that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

        THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION ONLY. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

        The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder's adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by a non-corporate U.S. Holder generally will be taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

        In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

  •
  the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

  •
  the Non-U.S. Holder is an individual present in the United States for one hundred eighty-three or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

  •
  Mattress Firm is or has been a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder's holding period in the Shares and, if the Shares are "regularly traded" on an "established securities market", the Non-U.S. Holder owned, directly, indirectly or constructively, more than 5% of the Shares (by value) during the applicable period.

        With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. "Effectively connected" gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional "branch profits tax" at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

        Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by certain losses.

        In general, Mattress Firm would be a USRPHC if "United States real property interests" comprised (by fair market value) at least half of Mattress Firm's total worldwide interests in real property plus Mattress Firm's business assets. Mattress Firm believes that it has not been during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Mattress Firm were treated as a USRPHC, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder's holding period and (2) the Shares are "regularly traded" on an "established securities market."

Information Reporting and Backup Withholding

        Payments made to a Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. Backup withholding of tax generally applies if a Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, U.S. Holders generally must complete the IRS Form W-9 that is included in the Letter of Transmittal and Non-U.S. Holders generally must complete an appropriate IRS Form W-8 in accordance with the instructions to the appropriate form.

        Backup withholding is not an additional tax and may be refunded or credited against the Holder's U.S. federal income tax liability, if any, provided that the Holder furnishes the required information to the IRS.

6      Price Range of Shares; Dividends

        The Shares are listed and principally traded on NASDAQ under the symbol "MFRM". The Shares have been listed on NASDAQ since November 18, 2011.

        The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
Year Ended February 3, 2015
First Quarter	$49.81	$37.01
Second Quarter	$50.34	$41.97
Third Quarter	$64.97	$43.31
Fourth Quarter	$71.82	$55.12
Year Ended February 2, 2016
First Quarter	$70.42	$55.65
Second Quarter	$70.22	$55.26
Third Quarter	$65.51	$38.66
Fourth Quarter	$57.23	$35.07
Year Ending February 3, 2017
First Quarter	$47.49	$30.01
Second Quarter	$39.55	$27.18
Third Quarter (through August 15, 2016)	$63.93	$28.78

        On August 5, 2016, the last full trading day immediately prior to the date of the Merger Agreement, the reported closing sales price of the Shares reported on NASDAQ was $29.74 per Share. Therefore, the Offer Price of $64.00 per Share represents a premium of approximately 115% over the August 5, 2016 closing stock price. On August 15, 2016, the last full trading day before commencement of the Offer, the reported closing sales price of the Shares reported on NASDAQ was $63.84 per Share. Therefore, the Offer Price of $64.00 per Share represents a premium of approximately 115% over the August 5, 2016 closing stock price. You are advised to obtain a recent quotation for your Shares prior to deciding whether or not to tender.

        Mattress Firm did not pay a cash dividend on the Shares in fiscal years 2014 or 2015.

7      Certain Information Concerning Mattress Firm

        The summary information concerning Mattress Firm contained in this Offer to Purchase has been taken from or is based upon information furnished by Mattress Firm or its representatives or upon publicly available documents and records on file with the SEC. The information contained herein is qualified in its entirety by reference to Mattress Firm's public filings with the SEC (which may be obtained as described below) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information. Neither Steinhoff, HoldCo nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Steinhoff, HoldCo or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Mattress Firm, whether furnished by Mattress Firm or contained in such filings, or for any failure by Mattress Firm to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Steinhoff, HoldCo or Purchaser.

General

        Mattress Firm was incorporated in 2007 under the laws of the State of Delaware. Mattress Firm's principal executive offices are located at 5815 Gulf Freeway, Houston, Texas 77023, the telephone number of Mattress Firm is (713) 923-1090 and its website address is www.mattressfirm.com.

        Mattress Firm has been doing business under the Mattress Firm® brand name since 1986 through one or more of its operating subsidiaries, and today it is a leading retailer of mattresses and related products and accessories in the United States. Mattress Firm was formed as a Delaware corporation in 2007 and became a publicly held company on November 18, 2011 once its common stock began trading on NASDAQ under the trading symbol "MFRM". As of February 2, 2016, Mattress Firm and its franchisees operated over 2,400 stores, primarily under the Mattress Firm® and Sleep Train® brand names, in 105 markets across 41 states. On February 5, 2016, during the first week of its fiscal year ending January 31, 2017, Mattress Firm completed the acquisition of all of the outstanding equity interests in HMK Mattress Holdings LLC, the holding company of Sleepy's, LLC and related entities (collectively, "Sleepy's"), pursuant to which it acquired over 1,050 additional stores operating in 17 states in the Northeast, New England, the Mid-Atlantic and Illinois. As of May 3, 2016, Mattress Firm operated 3,594 stores in the United States, including 124 franchise locations. Mattress Firm also offers merchandise through several digital channels, including www.mattressfirm.com and www.sleepys.com, and at special events such as state fairs, pop-up events and similar expositions. Mattress Firm carries an extensive assortment of conventional and specialty mattresses and bedding related products across a wide range of price points, and its brands Mattress Firm®, Sleepy's® and Sleep Train® are highly recognized brands known for broad selection, superior service and compelling value proposition. For the fiscal year ended February 2, 2016, total mattress sales represented 90.9% of Mattress Firm's total net sales.

        As of February 2, 2016, Mattress Firm had approximately 7,186 employees, substantially all of whom were employed by Mattress Firm on a full-time basis. Immediately after Mattress Firm completed the Sleepy's acquisition, on February 5, 2016, Mattress Firm employed approximately 10,552 employees.

Financial Projections

        In connection with the due diligence investigation of Mattress Firm carried out in relation to the Transaction, Steinhoff, HoldCo and Purchaser have received and may continue to receive from Mattress Firm certain financial projections, estimates, forecasts and other forward-looking information, as well as certain business and strategic plan information regarding Mattress Firm and its subsidiaries and their respective businesses and operations. Such information, as well as certain additional financial information, is described in Mattress Firm's Schedule 14D-9 (the "Projections"), which will be filed with the SEC and is being mailed to Mattress Firm's stockholders with this Offer to Purchase. Mattress Firm's stockholders are urged to, and should, carefully read the Schedule 14D-9.

        Steinhoff, HoldCo and Purchaser have been informed by Mattress Firm that the Projections were prepared by Mattress Firm management and are the responsibility of Mattress Firm's management. According to Mattress Firm, the Projections were not prepared with a view toward public disclosure, and accordingly do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. According to Mattress Firm, Deloitte & Touche LLP, Mattress Firm's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the forecasts described above and does not express an opinion or any form of assurance related thereto.

        Other information regarding the process of preparing the Projections is set forth in the Schedule 14D-9.

Additional Information

        Mattress Firm is subject to the informational and reporting requirements of the Exchange Act and, in accordance therewith, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Mattress Firm's directors and officers, their remuneration, stock options granted to them, the principal holders of Mattress Firm's securities, any material interests of such persons in transactions with Mattress Firm and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 21, 2016 and distributed to Mattress Firm's stockholders. Some of such information, including information regarding the securities to be purchased from any officer, director or affiliate of Mattress Firm, will also be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection and may be read and copied at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8      Certain Information Concerning Purchaser, HoldCo and Steinhoff

Purchaser

        Purchaser is a Delaware corporation incorporated on August 3, 2016 as a direct wholly-owned subsidiary of HoldCo. Purchaser was formed solely for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the Effective Time, and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will, as soon as practicable, merge with and into Mattress Firm, with Mattress Firm continuing as the Surviving Corporation and becoming a direct wholly-owned subsidiary of HoldCo. Purchaser's business address is c/o Steinhoff International Holdings N.V., Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa and registered office address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The telephone number at such office is +27 (21) 808 0700.

HoldCo

        HoldCo is a Delaware corporation incorporated on August 3, 2016 as a direct wholly-owned subsidiary of Steinhoff. HoldCo was formed solely for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, HoldCo has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. HoldCo has minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Merger, HoldCo will remain a direct wholly-owned subsidiary of Steinhoff, and will become the holding company of the Surviving Corporation. HoldCo's business address is c/o Steinhoff International Holdings N.V., Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa and registered office address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The telephone number at such office is +27 (21) 808 0700.

Steinhoff

        Steinhoff is a company incorporated under the laws of the Netherlands (Naamloze Vennootschap). Steinhoff is an integrated retailer that manufactures, sources and retails furniture, household goods and general merchandise in Europe, Africa and Australasia. Steinhoff's vertically integrated business model is based upon a strategy of sourcing and manufacturing products at low cost and distributing them to its value-conscious customer base through its extensive retail footprint.

        Steinhoff's integrated retail divisions comprise of:

  •
  household goods comprising furniture and homeware retail businesses;

  •
  general merchandise focusing on clothing and footwear, accessories and homeware; and

  •
  automotive dealerships in South Africa which provide vehicles, parts, insurance, accessories and servicing.

        Steinhoff has a primary listing on the Frankfurt Stock Exchange and a secondary listing on the Johannesburg Stock Exchange and as at August 15, 2016 (the latest practicable date prior to publication of this Announcement) has a market capitalization of approximately €22 billion ($25 billion). Steinhoff reported revenue and operating profit for the nine-months ended March 31, 2016 of €9.9 billion ($11 billion) and €1.1 billion ($1.2 billion) respectively, and employs approximately 105,000 people.

        The principal executive offices of Steinhoff are located at Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa. The telephone number at such office is +27 (21) 808 0700. Steinhoff's website, where more information regarding Steinhoff can be found, is www.steinhoffinternational.com. The name, business address, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Steinhoff, HoldCo and Purchaser and certain other information are set forth on Annex I hereto.

        Except pursuant to the Tender and Support Agreements and the Support Agreements, or as set forth elsewhere in this Offer to Purchase or Annex 1 to this Offer to Purchase: (a) none of Purchaser, HoldCo and Steinhoff and, to Purchaser's, HoldCo's and Steinhoff's knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Steinhoff, HoldCo, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Mattress Firm; (b) none of Steinhoff, HoldCo, Purchaser and, to Steinhoff's, HoldCo's and Purchaser's knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Mattress Firm during the past 60 days; (c) none of Steinhoff, HoldCo, Purchaser and, to Steinhoff's, HoldCo's and Purchaser's knowledge, the persons listed in Annex I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Mattress Firm (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Steinhoff, HoldCo, Purchaser, their subsidiaries or, to Steinhoff's, HoldCo's and Purchaser's knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Mattress Firm or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Steinhoff, HoldCo, Purchaser, their subsidiaries or, to Steinhoff's, HoldCo's and Purchaser's knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Mattress Firm or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Steinhoff, HoldCo, Purchaser and, to Steinhoff's, HoldCo's and Purchaser's knowledge, the persons listed in Annex I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and (g) none of Steinhoff, HoldCo, Purchaser and, to Steinhoff's, HoldCo's and Purchaser's knowledge, the persons listed in Annex I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

        Pursuant to Rule 14d-3 under the Exchange Act, Purchaser, HoldCo and Steinhoff have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, and including the exhibits thereto, the "Schedule TO"), of which this Offer to Purchase forms a part. The Schedule TO is available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document filed by Purchaser, HoldCo and/or Steinhoff with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Steinhoff maintains a website at www.steinhoffinternational.com. These website addresses are not intended to function as hyperlinks, and the information contained on Steinhoff's website and on the SEC's website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9      Source and Amount of Funds

        The following description of the Facilities Agreement (as defined below) is only a summary and is qualified in its entirety by reference to the full text of the Facilities Agreement, a copy of which is filed as Exhibit (b)(1) to the Schedule TO.

        The Offer is not subject to any financing conditions. Steinhoff, HoldCo and Purchaser estimate that the Purchaser will need approximately $2.4 billion to purchase all of the Shares pursuant to the Offer and the Merger, including related transaction fees and expenses. Purchaser will have sufficient cash on hand at the Expiration Time to pay the Offer Price for all Shares validly tendered (and not properly withdrawn) in the Offer and purchase the remaining Shares in the Merger because (i) HoldCo will (and Steinhoff will cause HoldCo to) contribute or otherwise advance funds and (ii) Steinhoff Finance Holding GmbH ("Steinhoff Finance") and/or Steinhoff Möbel Holding Alpha GmbH ("Steinhoff Alpha") may, if required, advance funds, in each case, to Purchaser to enable Purchaser to pay for the Shares. HoldCo expects such cash requirements will be funded from available cash on hand and/or borrowings under the Facilities Agreement. Since (i) the only consideration to be paid in the Offer and Merger is cash, (ii) Purchaser, through Steinhoff, Holdco, Steinhoff Finance, Steinhoff Alpha and the Facilities Agreement, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger, (iii) the Offer is to purchase all outstanding Shares, (iv) if the Offer is consummated, then Purchaser expects to acquire in the Merger all Shares that remain outstanding for the same cash price in the Merger as paid in the Offer (i.e., the Offer Price) and (v) the Offer is not subject to any financing condition, Purchaser, HoldCo and Steinhoff believe that the business, financial condition and results of Purchaser, HoldCo and Steinhoff are not material to the decision of any holder of Shares whether to sell, hold or tender Shares in the Offer.

        Steinhoff Finance, Steinhoff Alpha and HoldCo (together, the "Original Borrowers") have received a commitment from certain lenders to provide them with unsecured credit facilities in an aggregate principal amount of $4 billion, pursuant to a facilities agreement dated as of August 5, 2016 between the Original Borrowers, Steinhoff (as Original Guarantor), Steinhoff Europe AG (as the Company), Bank of America Merrill Lynch International Limited, Bank of America, N.A. and J.P. Morgan Limited (as Arrangers), Bank of America Merrill Lynch International Limited, Bank of America, N.A., J.P. Morgan Securities PLC and JPMorgan Chase Bank, N.A., London Branch (as Original Lenders) and J.P. Morgan Europe Limited (as Agent), as amended on August 10, 2016 by an amendment agreement between Steinhoff Europe AG (as the Company) and J.P. Morgan Europe Limited (as Agent) (the "Facilities Agreement").

        The facilities under the Facilities Agreement comprise (i) a $1.8 billion bridge facility ("Facility A"), which may be drawn in either US dollars or euros, with a termination date falling one year after the date of the Facilities Agreement (which may be extended to the date falling two years after the date of the Facilities Agreement); (ii) a $1 billion term facility ("Facility B1") with a termination date falling two years after the date of the Facilities Agreement; (iii) a $500 million term facility ("Facility B2") with a termination date falling three years after the date of the Facilities Agreement; (iv) a $500 million term facility ("Facility B3") with a termination date falling five years after the date of the Facilities Agreement; and (v) a $200 million revolving credit facility ("Facility C") with a termination date falling three years after the date of the Facilities Agreement. The facilities under the Facilities Agreement will be made available to the Original Borrowers on a customary European "certain funds" basis, which means that, during the period from the date of the Facilities Agreement until the business day falling one day after the date on which "Closing" under the Merger Agreement occurs, there are limited conditions to funding, which, among other things, include it not being unlawful for the lenders to fund, there being no breach of certain major undertakings and representations and there being no occurrence of certain major events of default. Facility A, Facility B1, Facility B2 and Facility B3 are to be applied for the purposes of financing the Offer and the Merger, financing the payment of fees, costs and expenses incurred in connection with the Offer and the Merger and refinancing the existing debt of Mattress Firm and its subsidiaries and Facility C is to be applied for the purposes of financing the general corporate purposes of HoldCo and its subsidiaries, financing the payment of fees, costs and expenses incurred in connection with the Offer and the Merger and refinancing the existing debt of Mattress Firm and its subsidiaries. Borrowings under Facility A, Facility B1, Facility B2 and Facility B3 may be transferred by Steinhoff Finance and Steinhoff Alpha to HoldCo to fund the cash consideration for the Offer and the Merger.

        Borrowings under Facility A bear interest at a rate equal to the LIBOR rate (if a loan is in US dollars) or the EURIBOR rate (if a loan is in euros) plus a margin, which is 0.80% per annum as of the date of this Offer to Purchase. Borrowings under Facility B1, Facility B2, Facility B3 and Facility C bear interest at a rate equal to the LIBOR rate plus a margin, which is, as of the date of this Offer to Purchase, in the case of Facility B1, 1.20% per annum, in the case of Facility B2, 1.30% per annum, in the case of Facility B3, 1.45% per annum and in the case of Facility C, 1.00% per annum. Such interest rates are subject to change in accordance with the terms of the Facilities Agreement.

        Steinhoff has not made any plans or arrangements to refinance or repay the facilities other than as set out in the Facilities Agreement.

        As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Facilities Agreement is not available at the Expiration Time.

10    Background of the Offer; Contacts with Mattress Firm

Background of the Transaction

        The following is a description of contacts between representatives of Steinhoff, HoldCo and Purchaser and representatives of Mattress Firm that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Mattress Firm's activities relating to these contacts, please refer to Mattress Firm's Schedule 14D-9.

        On July 14, 2015, Sean Summers, Chief Executive Officer of United Kingdom Retail at Steinhoff, and Anthony Joyce, Director of Steinhoff UK Group Services at Steinhoff, met with Stephen Stagner, at that time Mattress Firm's Chief Executive Officer, Ken Murphy, the then Co-Chief Operating Officer of Mattress Firm, Alex Weiss, Mattress Firm's Chief Financial Officer, Robert Killgore, the then Co-Chief Operating Officer of Mattress Firm, Brian Baxter, the then Chief Merchandising Officer of Mattress Firm, Craig McAndrews, the then Chief Learning Officer of Mattress Firm, and Sam Woods, Mattress Firm's Senior Vice President—Sales, at Mattress Firm's headquarters in Houston, Texas to discuss product and merchandising opportunities between the two companies. During the visit Mr. Summers suggested that the parties should consider exploring a potential business combination. Mr. Summers was then introduced to Bill Watts, at that time the Chairman of Mattress Firm Board, to discuss the idea of a business combination between Steinhoff and Mattress Firm.

        On July 28, 2015, Mr. Watts invited Mr. Summers to have executives of Steinhoff meet with Mattress Firm on September 18, 2015.

        On September 18, 2015, Markus Jooste, Steinhoff's Chief Executive Officer, Andries Benjamin la Grange, Steinhoff's Chief Financial Officer, Mr. Summers, Danie van der Merwe, Steinhoff's Chief Operating Officer, Mariza Nel, Steinhoff's Director Corporate Services, and Philip Dieperink, Chief Financial Officer of United Kingdom Retail at Steinhoff met with Messrs. Stagner, Weiss, Murphy and Watts, and Adam Suttin, a director of Mattress Firm. At the meeting they discussed Steinhoff's background and the general market in the U.S. for Mattress Firm's products and potential implications of a possible purchase of Mattress Firm by Steinhoff.

        During the period between September 23, 2015 and October 6, 2015, Steinhoff, with assistance from its outside legal counsel, Linklaters LLP ("Linklaters"), negotiated the terms of a non-disclosure and standstill agreement (the "Confidentiality Agreement") with Mattress Firm and Mattress Firm's legal advisors, Ropes & Gray LLP ("Ropes & Gray"). On October 6, 2015, Steinhoff and Mattress Firm executed the Confidentiality Agreement.

        On November 30, 2015, Mattress Firm announced that it had executed a definitive agreement to acquire HMK Mattress Holdings LLC, the holding company of Sleepy's and related entities (the "Sleepy's Acquisition"). On December 1, 2015, Mr. la Grange contacted Mr. Stagner and stated that in light of the Sleepy's Acquisition, Steinhoff would need to receive updated projections from Mattress Firm to determine its valuation. They agreed to pause discussions regarding a potential business combination until the Sleepy's Acquisition was completed.

        On February 5, 2016, Mattress Firm announced it had completed the Sleepy's Acquisition.

        On March 9, 2016, Mr. la Grange and Ms. Nel from Steinhoff met with Messrs. Stagner and Weiss at Mattress Firm's corporate headquarters in Houston, Texas to generally discuss Mattress Firm's business and to tour a Mattress Firm store and warehouse. There were no discussions between the parties regarding valuation or diligence matters.

        On March 16, 2016, Messrs. Jooste and la Grange called Mr. Stagner and conveyed Steinhoff's informal non-binding proposal to acquire all of Mattress Firm's outstanding Shares for $50.00 per Share in cash. At this time, Mr. Jooste also informed Mr. Stagner that Steinhoff would expect Mattress Firm's senior management to reinvest in the equity of Mattress Firm a portion of their proceeds in connection with any transaction and that Steinhoff would not make an offer to purchase Mattress Firm without management's agreement to do so. No specifics regarding the potential contribution of equity were discussed.

        On March 17, 2016, Mr. la Grange received an email from Mr. Stagner stating to Mr. la Grange that Mattress Firm was not willing to further discuss a potential transaction at a $50.00 per Share price. That same day, Mr. la Grange sent an email to Mr. Stagner, requesting further discussions on the price. Messrs. la Grange and Stagner had a telephone conversation and it was agreed that Steinhoff would reconsider its valuation of Mattress Firm and propose a revised price.

        On April 5, 2016, Mr. la Grange called Mr. Stagner. He stated that Steinhoff had reconsidered its valuation of Mattress Firm and was prepared to offer to acquire all of Mattress Firm's outstanding Shares for $60.00 per Share in cash. Mr. la Grange again mentioned Steinhoff's proposal was contingent on certain members of senior management of Mattress Firm, including Mr. Stagner, reinvesting a significant portion of their equity in Mattress Firm in a potential merger.

        On April 18, 2016, Messrs. Jooste and la Grange were contacted by Messrs. Suttin and Watt, who informed them that the Mattress Firm Board believed that Steinhoff's $60.00 per Share offer undervalued Mattress Firm and that Mattress Firm was not willing to further discuss a potential transaction at a $60.00 per Share price. Messrs. Jooste and la Grange explained that any acquisition needed to be at a price for Steinhoff to meet its own financial objectives. It was agreed between the parties that Steinhoff would provide its calculations and valuation analysis to ensure that both parties understood the basis for Steinhoff's valuation methodology and calculations.

        On April 19, 2016, Mr. la Grange shared an analysis of Mattress Firm with Messrs. Suttin and Watts which supported a proposal of $60.00 per Share.

        On April 26, 2016, Steinhoff received a revised forecast of Mattress Firm's projected financial performance, which was meant to provide updated data in response to the valuation methodology that Mr. la Grange had provided Mattress Firm on April 19, 2016.

        Between April 26, 2016 and May 16, 2016, representatives from Steinhoff and representatives from Mattress Firm participated in a number of conference calls to further discuss valuation. On May 16, Mr. Suttin requested that Steinhoff send a written proposal to acquire Mattress Firm, and that such proposal be for a value in excess of $62.00 per Share.

        On May 27, 2016, Steinhoff sent Mattress Firm a non-binding offer letter in which Steinhoff offered to acquire all of Mattress Firm's outstanding Shares for $64.00 per Share in cash. The offer letter conditioned Steinhoff's willingness to proceed with the transaction at the $64.00 per Share price on, among other things, (i) the satisfactory completion of due diligence; (ii) the negotiation and execution of transaction documentation including "strong deal protection measures"; (iii) Steinhoff's satisfaction that Mattress Firm would achieve "sustainable EBITDA of $422.9 million" for the 12-month period ending October 31, 2017; and (iv) Steinhoff's satisfaction that Mattress Firm's net debt as of October 31, 2016 would be less than or equal to $1.388 billion. The letter also indicated that, because Steinhoff did not have a substantial presence in the United States at that time, Steinhoff did not believe that there would be any antitrust-related regulatory impediments to closing the transaction. Steinhoff also indicated that it would require an exclusive negotiating period of 45 days as a condition to its willingness to continue to devote time to a potential acquisition of Mattress Firm. Steinhoff did not, as part of the May 27, 2016 proposal, state that it would require or request any of Mattress Firm's management to reinvest their equity.

        On June 6, 2016, Messrs. Suttin and Watts, on behalf of the Mattress Firm board, informed Mr. la Grange that the Company Board had rejected Steinhoff's offer but indicated that Mattress Firm was willing to permit a diligence review to commence if Steinhoff confirmed a $65.00 per Share price.

        On June 8, 2016, Steinhoff sent Mattress Firm a letter rejecting Mattress Firm's $65.00 per Share counter-offer. In the letter, Steinhoff reconfirmed its commitment to a transaction at a price of $64.00 per Share, subject to certain conditions, including the granting of the aforementioned exclusivity period.

        On June 9, 2016, Messrs. Jooste and la Grange were contacted by Messrs. Suttin and Watts. On the call, Mr. la Grange indicated that Steinhoff would confirm its $64.00 per Share offer in connection with a grant of exclusivity from Mattress Firm through July 11, 2016 (in order to allow Steinhoff to complete its diligence procedures and confirm price).

        On June 9, 2016, Mattress Firm provided Steinhoff with a proposed exclusivity agreement that would grant exclusivity to Steinhoff through June 30, 2016. Pursuant to the terms of the agreement, on the condition that Steinhoff confirmed on or before that date that it had substantially completed its business and financial due diligence and remained prepared to complete an acquisition of Mattress Firm at the proposed $64.00 per Share price, the exclusivity period would be extended through July 18, 2016.

        On June 13, 2016, Steinhoff provided Mattress Firm with a revised exclusivity agreement seeking to extend the initial exclusivity period from June 30, 2016 to July 13, 2016, with an extension of exclusivity until August 5, 2016 if Steinhoff confirmed on or before July 11, 2016 that it remained prepared to complete an acquisition of Mattress Firm at the proposed $64.00 per Share price. In addition to sending the revised exclusivity agreement, Steinhoff also sent an anticipated transaction timeline which contemplated executing definitive transaction documents on August 3, 2016.

        Between June 13, 2016 and June 15, 2016, representatives of Linklaters and Ropes & Gray negotiated the provisions of the exclusivity agreement.

        On June 16, 2016, Steinhoff and Mattress Firm executed the exclusivity agreement. The exclusivity agreement provided for exclusivity through July 11, 2016, which would be extended to July 28, 2016 if Steinhoff confirmed to Mattress Firm by July 11, 2016 that (i) it had completed its business and financial due diligence investigation and (ii) it intended to complete the acquisition of Mattress Firm at $64.00 per Share.

        During the week of June 27, 2016, representatives of Steinhoff, together with a representative from Linklaters, traveled to Mattress Firm's headquarters in Houston, Texas to conduct in-person due diligence. Steinhoff concluded its in-person due diligence on July 1, 2016.

        On July 11, 2016, Steinhoff sent a letter to Mattress Firm confirming that Steinhoff had completed its business and financial due diligence of Mattress Firm and that it still intended to complete a business combination with Mattress Firm at a purchase price of $64.00 per Share, subject to confirmatory due diligence being completed. Pursuant to the terms of the letter, which were acknowledged by Mattress Firm, Steinhoff and Mattress Firm agreed to extend the exclusivity period until August 6, 2016.

        On July 15, 2016, Linklaters delivered a draft Merger Agreement to Ropes & Gray that contemplated that the acquisition would be structured as a tender offer followed by a prompt merger effected pursuant to Section 251(h) of the DGCL. The draft Merger Agreement did not permit Mattress Firm to terminate the Merger Agreement following a change of Mattress Firm Board's recommendation in response to a superior proposal from another potential acquirer. Additionally, the draft contemplated that certain of Mattress Firm's stockholders would execute support agreements within a short period of time after execution of the definitive Merger Agreement, and that failure to execute those support agreements would provide Steinhoff with a right to terminate the Merger Agreement.

        On July 18, 2016, Linklaters discussed the initial draft of the Merger Agreement and the support agreements with Ropes & Gray. Linklaters informed Ropes & Gray that Steinhoff expected that the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders would execute support agreements, and that those support agreements would contain irrevocable obligations to tender into the proposed tender offer. Collectively these stockholders held over 50% of Mattress Firm's outstanding common stock. As such, the support agreements contemplated by Steinhoff, combined with the provisions of the draft Merger Agreement preventing Mattress Firm from terminating the agreement to accept a superior proposal, would effectively prevent a party willing to acquire Mattress Firm on terms more favorable to Mattress Firm's stockholders than the proposed transaction with Steinhoff from doing so. Linklaters indicated that Steinhoff's offer of $64.00 per Share, a substantial premium over the then-current price of Mattress Firm's common stock, was predicated on receiving the deal protection provisions included in the Merger Agreement. Linklaters also informed Ropes & Gray that Steinhoff had withdrawn its request to have the transaction contingent on agreement from Mattress Firm management to reinvest their shares and would not have any such discussions with the Mattress Firm management team regarding their future involvement with Mattress Firm until following agreement of a definitive transaction, if at all.

        From July 19, 2016 through July 29, 2016, the parties negotiated various terms of the Merger Agreement, particularly the deal protection provisions.

        On July 24, 2016, Linklaters received a revised draft of the Merger Agreement from Ropes & Gray. The draft included (i) a "go-shop" provision that would permit Mattress Firm to solicit other competing offers for a period of time following execution of the definitive agreement; (ii) a termination right in favor of Mattress Firm Board in the event that Mattress Firm Board changed its recommendation to accept the Steinhoff's acquisition proposal in favor of a third-party competing offer that was superior to Steinhoff's offer; (iii) a termination fee payable by Mattress Firm to Steinhoff equal to 2.0% of the fully diluted equity value of Mattress Firm; (iv) a termination fee payable by Mattress Firm to Steinhoff equal to 1.0% of the fully diluted equity value of Mattress Firm if Mattress Firm entered into an acquisition agreement with a party that submitted a proposal during the "go-shop" period; and (v) a provision stating that only the J.W. Childs Support Stockholders would execute a support agreement.

        On July 27, 2016, Steinhoff delivered a letter to Mattress Firm informing Mattress Firm that it was unwilling to accept the deal protection provisions proposed in the revised Merger Agreement sent on July 24, 2016. Steinhoff informed Mattress Firm that it would be prepared to proceed with a potential acquisition of Mattress Firm at a price of $64.00 per Share only if (i) the Merger Agreement included a "no-shop" provision (with no "go-shop" provision); (ii) a match right for Steinhoff in the event that Mattress Firm were to receive from a third party an unsolicited superior proposal for the acquisition of Mattress Firm; (iii) a termination fee payable by Mattress Firm to Steinhoff equal to 3.0% of the fully diluted equity value of Mattress Firm, irrespective of the identity of the third party; (iv) a right in favor of Mattress Firm to terminate the Merger Agreement if Mattress Firm Board changed its recommendation to accept a superior proposal after offering Steinhoff an opportunity to match the superior proposal; (v) the J.W. Childs Support Stockholders signed an irrevocable agreement requiring it to tender its shares in the tender offer; and (vi) agreement by each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders to a profit sharing agreement with Steinhoff such that, in the event that the stockholders of Mattress Firm receive in excess of $64.00 per Share (whether in relation to a superior proposal or from Steinhoff improving its price), each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders would agree to pay Steinhoff 90% of any such excess amount.

        Between July 30, 2016 and August 5, 2016, Steinhoff, Mattress Firm and their respective representatives continued to negotiate the various terms of the Merger Agreement and the support agreements and to negotiate Mattress Firm's disclosure letter, which was first sent to Steinhoff on July 28. Steinhoff and its representatives also continued to submit diligence requests, to which Mattress Firm responded. Additionally, each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders, as well as their respective representatives, negotiated the terms of the support agreements with Steinhoff.

        During the evening of August 5, 2016, representatives of each of Steinhoff, Linklaters, Mattress Firm and Ropes & Gray finalized the Merger Agreement, the disclosure letter and, together with the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders and representatives of their respective legal advisers, the support agreements. The parties executed the Merger Agreement and the support agreements in the early hours of August 6, 2016, and the transaction was announced prior to the stock market opening on August 8, 2016.

11    The Transaction Documents

The Merger Agreement

        The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that Purchaser, HoldCo or Steinhoff make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff." Stockholders and other interested parties should read the Merger Agreement for a complete understanding of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

        The foregoing description of the Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of Mattress Firm). The assertions embodied in the representations, warranties and covenants contained in the Merger Agreement are qualified by information in the confidential disclosure schedules delivered by Mattress Firm to Steinhoff, HoldCo and Purchaser in connection with the signing of the Merger Agreement (the "Company Disclosure Schedule"). Moreover, certain representations, warranties and covenants in the Merger Agreement may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Investors and stockholders should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Mattress Firm in its public reports filed with the SEC. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement.

The Offer

        The Merger Agreement requires Purchaser to commence the Offer as promptly as practical after the date the Merger Agreement is signed, and in no event later than August 16, 2016. The Merger Agreement provides that, subject to the satisfaction or waiver by Purchaser of the Offer Conditions that are described in Section 15—"Conditions to Purchaser's Obligations," each Mattress Firm stockholder who validly tenders Shares in the Offer will receive $64.00 for each Share validly tendered and not properly withdrawn prior to the Expiration Time, without interest (less any required withholding taxes). The initial Expiration Time will be midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016).

        Purchaser expressly reserves the right, prior to the Expiration Time, to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that, without Mattress Firm's prior written consent, Purchaser will not, and HoldCo will (and Steinhoff will cause HoldCo to) cause Purchaser not to (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer or (iv) impose additional conditions to the Offer or, except as permitted by the Merger Agreement, otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner materially adverse to the holders of the Shares.

Extensions of the Offer

        The Merger Agreement provides that Purchaser will, and HoldCo will (and Steinhoff will cause HoldCo to) cause Purchaser to, extend the Offer: (i) on one or more occasions in consecutive increments of five business days (each such increment to end at 5.00 p.m. (New York City time), on the last business day of such increment) (or for such longer period of up to 20 business days at the sole discretion of Steinhoff and HoldCo or as may be agreed to by Steinhoff, HoldCo and Mattress Firm), if at the scheduled Expiration Time any of the Offer Conditions has not been satisfied or waived, until such time as such conditions are satisfied or waived, provided that Purchaser will not be required or permitted to extend the Offer beyond the Outside Date and (ii) for the minimum period required by Law or interpretation or position of the SEC or its staff or NASDAQ or its staff. In the event that, as a result of the extension of the Offer, the Expiration Time would occur on the Outside Date, the Expiration Time will instead occur at 5.00 p.m. (New York City time), on the business day immediately preceding the Outside Date.

        Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period.

The Merger

        The Merger Agreement provides that the Merger and the transactions contemplated thereby will be effected pursuant to Section 251(h) of the DGCL such that the Merger will be effected without a vote of Mattress Firm's stockholders. The Merger Agreement provides that the Merger will be effected as soon as practicable following (and in no event later than the business day following) the Offer Closing. Mattress Firm and HoldCo will (and Steinhoff will cause HoldCo to) consummate the Merger, whereby Purchaser will merge with and into Mattress Firm. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Mattress Firm will continue its corporate existence under the DGCL as the Surviving Corporation in the Merger. Immediately following the Merger, all of the outstanding shares of Mattress Firm common stock will be held by HoldCo.

Directors and Officers

        The Merger Agreement provides that, following the Merger, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Mattress Firm immediately prior to the Effective Time will be the officers of the Surviving Corporation, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Certificate of Incorporation; Bylaws

        The Merger Agreement provides that: (i) the certificate of incorporation of Mattress Firm, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of Exhibit A attached to the Merger Agreement and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended and (ii) the bylaws of Mattress Firm, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of the bylaws of Purchaser (except with respect to the name of the company), and such bylaws, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended.

Merger Consideration

        As a result of the Merger, at the Effective Time, each Share then issued and outstanding (other than (i) treasury Shares, (ii) Shares owned by Steinhoff or Mattress Firm or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand, properly demands and is entitled to maintain a judicial proceeding for appraisal of such Shares pursuant to Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration. As of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate which, immediately prior to the Effective Time, represented any such Shares or non-certificated Shares held in book-entry form will cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such certificate or book-entry share.

Equity Awards

        As of the Effective Time, each Mattress Firm stock option, whether vested or unvested, will be cancelled and the holder thereof will be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of Shares for which such Mattress Firm stock option has not been exercised as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Mattress Firm stock option (any Mattress Firm stock option that has an exercise price greater than or equal to the Merger Consideration will be cancelled at the Effective Time for no consideration or payment).

        Each Share subject to forfeiture conditions, including unvested shares, outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

Representations and Warranties

        In the Merger Agreement, Mattress Firm has made customary representations and warranties to Steinhoff, HoldCo and Purchaser, including representations relating to:

  •
  the corporate organization and good standing of Mattress Firm and its subsidiaries;

  •
  the authorized and outstanding capital stock of Mattress Firm and Mattress Firm's capital structure;

  •
  the corporate power and authority of Mattress Firm to enter into the Merger Agreement;

  •
  compliance with applicable governmental requirements and approvals;

  •
  Mattress Firm's financial statements, records and SEC filings;

  •
  the absence of undisclosed liabilities;

  •
  Mattress Firm's internal controls over financial reporting and other disclosure controls and procedures;

  •
  the absence of certain changes or events since February 2, 2016;

  •
  the absence of material litigation;

  •
  Mattress Firm's possession of permits and compliance with Law;

  •
  material tax matters;

  •
  Mattress Firm's employee benefit plans;

  •
  compliance with labor laws and agreements and other labor matters;

  •
  environmental matters;

  •
  Mattress Firm's intellectual property;

  •
  the absence of any stockholder rights plan or other anti-takeover plan being in effect;

  •
  the inapplicability of anti-takeover provisions or statutes;

  •
  Mattress Firm's title to assets and leased real property;

  •
  Mattress Firm's material contracts;

  •
  Mattress Firm's insurance coverage;

  •
  Mattress Firm's data security and privacy policies and procedures;

  •
  the Company Board's receipt of the fairness opinion from its financial advisor;

  •
  the absence of obligations to brokers; and

  •
  the absence of undisclosed affiliate transactions.

        In the Merger Agreement, Steinhoff, HoldCo and Purchaser have jointly and severally made customary representations and warranties to Mattress Firm, including representations relating to:

  •
  the corporate organization and good standing of Steinhoff, HoldCo and Purchaser;

  •
  the corporate power and authority of Steinhoff, HoldCo and Purchaser to enter into the Merger Agreement;

  •
  compliance with applicable governmental requirements and approvals;

  •
  the absence of agreements between Steinhoff, HoldCo and Purchaser on the one hand and Mattress Firm and its affiliates on the other hand relating to the Transactions, other than the Tender and Support Agreements and the Support Agreements;

  •
  the absence of obligations to brokers;

  •
  the absence of material litigation;

  •
  the lack of ownership of Shares as of the date of the Merger Agreement;

  •
  the financing arrangements that Steinhoff, HoldCo and Purchaser have made in connection with the Transactions;

  •
  the authorized and outstanding capital stock of Purchaser and Purchaser's capital structure; and

  •
  receipt of projections, forecasts and other forward-looking information.

        The representations and warranties in the Merger Agreement will not survive the Effective Time.

Material Adverse Effect

        Certain of the representations and warranties of Mattress Firm and conditions to the Offer are qualified as to "Material Adverse Effect." For purposes of the Merger Agreement, "Material Adverse Effect" means any effect, change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have:

  •
  a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Mattress Firm and its subsidiaries taken as a whole;

  •
  any material impairment of the ability of Mattress Firm to perform its obligations under the Merger Agreement; or

  •
  any effect that prevents or materially delays the consummation of any of the transactions contemplated by the Merger Agreement. However, the Merger Agreement provides that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, will constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

  i.
  any change generally affecting (a) the industry in which Mattress Firm and its subsidiaries operate or (b) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates;

  ii.
  any change to the extent arising out of (a) changes in applicable Law or in accounting standards, or any changes or prospective changes in general legal, regulatory or political conditions, (b) the execution, announcement or performance of the Merger Agreement, the consummation of the Transactions or the pendency of the Offer, the Merger or any of the other transactions contemplate by the Merger Agreement, (c) any change or prospective change in Mattress Firm's credit ratings, (d) any decline in the market price, or change in trading volume, of the capital stock of Mattress Firm or (e) any failure by Mattress Firm to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position;

  iii.
  the matters disclosed in Mattress Firm's disclosure letter delivered to Steinhoff concurrently with the execution of the Merger Agreement; or

  iv.
  compliance with the terms of the Merger Agreement in a circumstance where Mattress Firm has requested from Steinhoff, HoldCo or Purchaser that they consent to a particular action in relation to its operating covenants, and Steinhoff, HoldCo or Purchaser denies consent to such action.

        Certain representations and warranties of Steinhoff, HoldCo and Purchaser are qualified as to "Steinhoff Material Adverse Effect." For purposes of the Merger Agreement, "Steinhoff Material Adverse Effect" means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Steinhoff, HoldCo or Purchaser of any of the Transactions, (ii) the ability of Steinhoff, HoldCo or Purchaser to perform its obligations under the Merger Agreement or (iii) the compliance by Steinhoff, HoldCo or Purchaser with its obligations under the Merger Agreement.

Operating Covenants

        The Merger Agreement provides that, except as required by applicable Law, as set forth in the Company Disclosure Schedule, as expressly required by the Merger Agreement or as permitted by the written consent of Steinhoff and HoldCo (not to be unreasonably withheld, conditioned or delayed), during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, Mattress Firm will use reasonable best efforts to, and will cause each of its subsidiaries to use reasonable best efforts to:

  •
  carry on its business in all material respects in the ordinary course consistent with past practice;

  •
  preserve its and each of its subsidiaries' business organizations substantially intact;

  •
  maintain in effect all licenses, permits, consents, franchises, approvals and authorizations that are material to Mattress Firm and its subsidiaries; and

  •
  preserve existing relations and goodwill with governmental authorities, customers, suppliers, employees, franchises, agents and other persons with whom Mattress Firm or its subsidiaries have material business relationships.

        The Merger Agreement also provides that, without limiting the foregoing except as set forth in the Company Disclosure Schedule, as expressly required by the Merger Agreement or as permitted by the written consent of Steinhoff and HoldCo (not to be unreasonably withheld, conditioned or delayed) during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, Mattress Firm will not, and will not permit any of its subsidiaries to:

  •
  other than transactions among Mattress Firm and its wholly-owned subsidiaries or among its wholly-owned subsidiaries:

  i.
  issue, sell, encumber or grant any Shares or other equity or voting interests, or any rights or options to purchase any Shares, other than issuances pursuant to equity awards or obligations outstanding on the date of the Merger Agreement under existing employee benefit plans or stock option agreements; or

  ii.
  redeem, purchase or otherwise acquire any of its outstanding Shares, or any rights or options to purchase any Shares, other than pursuant to the cashless exercise of stock options, the forfeiture or withholding of Shares in respect of applicable taxes or the payment of the exercise price, as applicable, with respect to stock options or Shares subject to forfeiture;

  •
  in the case of Mattress Firm only, declare any dividend on, or make any other distribution in respect of, any Shares;

  •
  split, combine, subdivide, reclassify, redeem, purchase or otherwise acquire any Shares or other equity or voting interests, except for any such transaction by a wholly-owned subsidiary of Mattress Firm which remains a wholly-owned subsidiary after consummation of such transaction;

  •
  (i) incur, prepay or refinance any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Mattress Firm or any of its subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any "keep well" or other agreement to maintain any financial statement condition of another person (collectively, "Indebtedness"), except for (A) intercompany Indebtedness among Mattress Firm and its subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case in the ordinary course of business, (C) Indebtedness incurred under any existing arrangements (including in respect of letters of credit) and (D) other Indebtedness in an aggregate principal amount not to exceed $2 million, (ii) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (iii) make any loans, capital contributions or advances to any person other than (A) to Mattress Firm or any of its subsidiaries, (B) as permitted in the bullet point below regarding acquisitions or investments in business, property or assets or (C) in the ordinary course of business;

  •
  sell, transfer, dispose of, lease, pledge or otherwise encumber to any person any of its properties or assets with a fair market value in excess of $2 million, except:

  i.
  dispositions of inventory in the ordinary course of business and dispositions of obsolete, surplus or worn out assets or assets no longer used or useful in the conduct of the business of Mattress Firm or any of its subsidiaries; or

  ii.
  transfers among Mattress Firm and its subsidiaries;

  •
  make any capital expenditures for property, plant and equipment, except:

  i.
  as previously disclosed to Steinhoff and HoldCo,

  ii.
  in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance); or

  iii.
  otherwise in an aggregate amount for all such capital expenditures made pursuant to this sub-section not to exceed $2 million in the aggregate;

  •
  except as permitted under the bullet point above regarding capital expenditures for property, plant and equipment, make any acquisition of, or any investment in, any interest in any business, property or assets thereof, except in the ordinary course of business, if the aggregate amount of consideration paid or transferred by Mattress Firm and its subsidiaries in connection with all such transactions would exceed $2 million;

  •
  except as required under existing employee benefit plans or stock option agreements:

  i.
  grant any increase in base salary to any employee whose annual base salary exceeds $150,000, officer or director;

  ii.
  grant to any officer, director or employee any increase in severance, retention or termination pay or benefits;

  iii.
  establish, adopt, enter into or amend in any material respect any collective bargaining agreement with any labor union or any employee benefit plan;

  iv.
  take any action to accelerate any rights or benefits under any employee benefit plan, other than the acceleration of vesting or exercisability of stock options or restricted shares;

  v.
  enter into, adopt or amend any employment, individual consulting, bonus, severance or retirement contract other than offer letters with any non-officer employee (that do not provide for equity-based compensation or severance benefits) in the ordinary course of business;

  vi.
  terminate any officer or senior manager, other than for cause; or

  vii.
  hire any employee who is an officer,

  provided, however, that the foregoing will not restrict Mattress Firm or any of its subsidiaries from making available to newly hired employees, or to employees who are not officers and who have a base salary of less than $150,000, in the context of promotions based on job performance or workplace requirements, compensation and benefits under the existing stock option plans in the ordinary course of business (including cash incentive grants, but excluding equity or equity-based compensation grants) that have a value consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

  •
  make any material changes in financial accounting methods, principles or practices, except as may be required by GAAP, any applicable law (including Regulation S-X under the Securities Act of 1933) or any governmental authority or quasi-governmental authority;

  •
  amend the certificate of incorporation and bylaws or amend in any respect the comparable organizational documents of any subsidiary of Mattress Firm;

  •
  grant any lien (other than certain permitted liens) on any of its material assets other than to secure Indebtedness and other obligations permitted under the bullet point above regarding restrictions on Indebtedness or to a wholly-owned subsidiary of Mattress Firm;

  •
  settle or compromise any material pending or threatened action, other than settlements or compromises of any pending or threatened action:

  i.
  in the ordinary course of business;

  ii.
  as permitted in the Merger Agreement; or

  iii.
  if the amount of any such settlement or compromise is individually not material to Mattress Firm and its subsidiaries, taken as a whole,

  provided that no settlement or compromise of any pending or threatened action may involve any material injunctive or equitable relief or impose material restrictions on, and adverse to, the business activities of Mattress Firm and its subsidiaries, taken as a whole;

  •
  other than in the ordinary course of business, make or change any material method of tax accounting, any annual tax accounting period or any material tax election, file any material amendment to a tax return, settle any material claim or assessment in respect of taxes or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of taxes;

  •
  except as permitted above, enter into, extend, renew, otherwise modify or amend in a manner materially adverse to Mattress Firm or waive any material rights or obligations under any Material Contract in any manner that would be adverse to Mattress Firm in any material respect:

  •
  enter into any new line of business outside its existing business as of the date of the Merger Agreement;

  •
  adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document;

  •
  enter into or adopt any "poison pill" or similar stockholder rights plan; or

  •
  authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

        Nothing contained in the Merger Agreement is intended to give Steinhoff, directly or indirectly, the right to control or direct Mattress Firm's or its subsidiaries' operations prior to the Effective Time, or to give Mattress Firm, directly or indirectly, the right to control or direct Steinhoff's or its subsidiaries' operations. Prior to the Effective Time, each of Steinhoff and Mattress Firm will exercise complete control and supervision over its and its subsidiaries' respective operations.

No Solicitation

        Mattress Firm has agreed to immediately cease any and all existing solicitation, encouragement, discussions or negotiations with any third parties with respect to any Acquisition Proposal (as defined below). On the second business day after the date of the Merger Agreement, if not already done so,

Mattress Firm must instruct any person who entered into a confidentiality agreement with Mattress Firm in connection with a possible acquisition of Mattress Firm or any portion thereof that has not expired or been terminated to return or destroy all confidential information or documents furnished to such person by or on behalf of Mattress Firm in accordance with the terms of such confidentiality agreement. Mattress Firm has also agreed to release any third party from any standstill provision in any agreement to which Mattress Firm or any of its subsidiaries is a party on the second business day after the date of the Merger Agreement.

        Until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Mattress Firm and each of its representatives and affiliates will not, directly or indirectly:

  •
  solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

  •
  other than informing persons of the applicable provisions contained in the Merger Agreement, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person, any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal; or

  •
  approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal.

        Without limiting the foregoing Mattress Firm has agreed that any violation of the restrictions set forth above applicable to Mattress Firm by any of its controlled affiliates or any of its other representatives, to the extent acting on its behalf or at its instruction, will be deemed to be a breach of these restrictions by Mattress Firm.

        Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, if at any time from and after the date of the Merger Agreement and prior to the Offer Acceptance Time, Mattress Firm receives a bona fide, unsolicited written Acquisition Proposal from any person, under circumstances not involving any breach of the restrictions described above, and the Company Board determines in good faith, after consultation with outside financial advisors and based on the advice of outside legal counsel, that (x) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (y) in light of such Acquisition Proposal, the failure to take such action would reasonably be expected to constitute a violation of the Company Board's fiduciary duties under applicable Law, then Mattress Firm may, either directly or indirectly through its representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to Mattress Firm and its subsidiaries to the person who has made such Acquisition Proposal; provided that Mattress Firm (1) may not provide any non-public information concerning Mattress Firm or any of its subsidiaries to such person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, Steinhoff and (2) may not provide to any such person any non-public information of or relating to Steinhoff, HoldCo, Purchaser or any of their respective affiliates or representatives, except as required by Law and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal and such person's representatives.

        Mattress Firm must promptly (and in no event later than twenty-four hours after receipt) notify Steinhoff after receipt of any Acquisition Proposal and has agreed to provide copies to Steinhoff of any written proposals or indications of interest with respect to any such Acquisition Proposal and/or draft agreements relating thereto (including any financing commitment papers submitted therewith).

        The Company Board has made the Company Board Recommendation and, pursuant to the terms of the Merger Agreement, the Company Board has agreed to include the Company Board Recommendation in the Schedule 14D-9 and any amendment thereof. The Company Board must not, prior to the Offer Acceptance Time: (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Steinhoff, the Company Board Recommendation; (ii) make any public statement in connection with any Acquisition Proposal (other than a recommendation against such offer or a customary "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in either case that includes a reaffirmation of the Company Board Recommendation); (iii) adopt, approve, recommend, endorse or otherwise declare advisable or publicly propose to adopt, approve, recommend, endorse or otherwise declare advisable to stockholders of Mattress Firm an Acquisition Proposal; (iv) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Board Recommendation within the earlier of three business days prior to the then scheduled Expiration Time or ten business days of the public disclosure of such Acquisition Proposal (any action described above being referred to as a "Company Adverse Recommendation Change") or (v) authorize, cause or permit Mattress Firm or any of its subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

        Prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Recommendation Change relating to a bona fide Acquisition Proposal if (A) Mattress Firm has complied in all respects with its obligations described above, and after receiving such Acquisition Proposal, the Company Board has determined in good faith, (i) after consultation with its outside legal counsel, that in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would reasonably be expected to constitute a violation of the Company Board's fiduciary duties and (ii) after consultation with outside financial advisors and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal (as defined below) or (B) due to events, facts or developments (other than an Acquisition Proposal) that was not known by Mattress Firm, or in the Company's Board's estimation, not reasonably likely to occur (or the consequences of which were not known by Mattress Firm or, in the Company Board's estimation, not reasonably likely to occur) as of the date of the Merger Agreement, if the failure to make a Company Adverse Recommendation Change would reasonably be expected to constitute a violation of the Company Board's fiduciary duties; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) Mattress Firm has given Steinhoff at least four days' prior written notice of its intention to take such action (which notice must include a copy of the Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto), (2) to the extent requested by Steinhoff, Mattress Firm and its officers and directors have negotiated, and Mattress Firm has used reasonable best efforts to cause its representatives to negotiate, in good faith with Steinhoff during such notice period to enable Steinhoff to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or would no longer reasonably be expected to constitute a violation of the Company Board's fiduciary duties, as the case may be, (3) following the end of such notice period, the Company Board has considered in good faith any revisions to the terms of the Merger Agreement proposed by Steinhoff, and has determined, in good faith after consultation with its outside financial advisors and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal or the failure to make a Company Adverse Recommendation Change would nevertheless continue to reasonably be expected to constitute a violation of the Company Board's fiduciary duties, as the case may be if the revisions proposed by Steinhoff were to be given effect and (4) in the event of each and every change to any of the terms of such Superior Proposal, Mattress Firm must provide to Steinhoff notice of such change and, if such change is material (provided that any change that, individually or in the aggregate with other elements of the Acquisition Proposal, could cause the Company Board to determine a Company Adverse Recommendation Change will be deemed to be material) will, in each case, have delivered to Steinhoff an additional notice consistent with that described in sub-section (1) above and a new notice period under sub-section (1) will commence (except that Mattress Firm will only be required to provide Steinhoff at least two days' prior written notice), during which time Mattress Firm will be required to comply with the requirements of this this sub-section anew with respect to such additional notice, including clauses (1) through (4) above.

        As defined in the Merger Agreement:

        "Acceptable Confidentiality Agreement" means a customary confidentiality agreement that contains provisions that are not materially less favorable to Mattress Firm, taken as a whole, than those contained in the Confidentiality Agreement (as defined below) (other than standstill restrictions), provided that such confidentiality agreement will not prohibit compliance by Mattress Firm with any of the provisions described above.

        "Acquisition Proposal" means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any person that is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 10% or more of the outstanding common stock of Mattress Firm or other securities of Mattress Firm representing 10% or more of the total voting power of Mattress Firm or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any subsidiary of Mattress Firm), directly or indirectly, in one or more transactions, assets or businesses of Mattress Firm or its subsidiaries, including pursuant to a joint venture or partnership, representing 10% or more of the consolidated total assets (including equity securities of its subsidiaries), revenues or net income of Mattress Firm, in each case, other than the Transactions.

        "Superior Proposal" means a bona fide, unsolicited written Acquisition Proposal that does not arise from a breach of the restrictions described above (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Mattress Firm, the stockholders of such third party) acquiring, directly or indirectly, more than 55% of the outstanding common stock Mattress Firm or more than 55% of the assets of Mattress Firm and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to the Merger Agreement proposed by Steinhoff in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the person making such proposal and the Merger Agreement), is more favorable to the stockholders of Mattress Firm from a financial point of view than the Offer and the Merger and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition (other than any financing condition relating to receipt of committed financing on a certain funds basis, consistent with United States or United Kingdom custom).

Reasonable Best Efforts

        Pursuant to the Merger Agreement, the parties will cooperate with each other and use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals and consents from any governmental authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any action brought by a third party that could otherwise impede or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, approvals, consents and other confirmations relating to antitrust laws.

        Each of the parties agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all other necessary registrations and filings, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the refinancing of Mattress Firm's Indebtedness at the Effective Time and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

        Each of Steinhoff and Mattress Firm will promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) cooperate with the other party in connection with any such filing, and in connection with resolving any investigation or other inquiry of any such agency or other governmental authority under the HSR Act and any other federal or state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such transaction.

        Each of Steinhoff and Mattress Firm will use their reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or any state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to the transactions contemplated hereby as promptly as possible after the execution of the Merger Agreement.

        Neither Steinhoff nor any of its subsidiaries will be required to divest, or cause or permit Mattress Firm or its subsidiaries or affiliates to divest, any of their respective businesses, product lines or assets, or to accept any operational restriction, or take any other action that would reasonably be expected to limit the right of Steinhoff to own or operate any portion of the businesses of Steinhoff, Mattress Firm or any of their subsidiaries or affiliates and none of Steinhoff, HoldCo or Purchaser will be required to waive any of the Offer Conditions.

        Prior to the expiration of the HSR Act waiting period with respect to the Transaction, Steinhoff will not, and will cause its affiliates to not, execute and deliver a definitive agreement in respect of any transaction that would be reportable under the HSR Act and that would reasonably be expected to materially increase the risk that the Transactions fail to occur prior to the Outside Date.

Indemnification

        The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Mattress Firm and its subsidiaries now existing in favor of each person who is a current or former officer or director of Mattress Firm or any of its subsidiaries (each, a "D&O Indemnified Party") will remain in full force and effect for a period of six years from the Effective Time (and, in the event that any relevant proceeding is pending or asserted or any relevant claim made during such period, until the final disposition of such proceeding or claim).

        For the six-year period commencing immediately after the Effective Time, the Surviving Corporation will either (i) maintain in effect Mattress Firm's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time (including the Transactions) with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by Mattress Firm's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement or (ii) purchase in the place of the policies mentioned above replacement policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time (including a "tail" policy), so long as, in either case, the Surviving Corporation is not required to pay an annual premium in excess of 125% of the last annual premium paid by Mattress Firm for such insurance before the date of the Merger Agreement (such 125% amount, the "Maximum Premium"). Mattress Firm has the right prior to the Effective Time to purchase a six-year prepaid "tail policy" on terms and conditions providing at least substantially equivalent benefits as the current policies of directors' and officers' liability insurance maintained by Mattress Firm and its subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, so long as the effective annual premium under such policy does not exceed the Maximum Premium. If such prepaid "tail policy" has been obtained by Mattress Firm, it will be deemed to satisfy all obligations to obtain insurance as described above and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect.

        The provisions described above are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Party and in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under Mattress Firm's constitutional documents, by contract or otherwise. The obligations of the Surviving Corporation described above will not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Party to whom these obligations apply unless such termination or modification is required by applicable Law or the affected D&O Indemnified Party has consented in writing to such termination or modification.

Employee Matters

        The Merger Agreement provides, solely for the benefit of the parties to the Merger Agreement, that, subject to any applicable collective bargaining agreements, each employee of Mattress Firm or any of its subsidiaries immediately prior to the Effective Time (each, a "Continuing Employee") while remaining employed until December 31, 2017, will receive (i) a base salary or hourly wage rate that is no less favorable than the rate applicable to such employee immediately prior to the Effective Time, (ii) an annual target bonus opportunity in an amount agreed between Steinhoff and Mattress Firm and (iii) eligibility for severance benefits that are no less favorable than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time, provided that the employment of any Continuing Employee may nonetheless be terminated at any time after the Closing.

        The Merger Agreement also provides, solely for the benefit of the parties to the Merger Agreement, that the terms of all existing employee benefit plans be honored, and that the consummation of the Transaction is acknowledged by Steinhoff as constituting a "change in control" for purposes of any existing employee benefit plan that contains a definition of such a term. In addition, certain employee benefit plans in which Continuing Employees participate will credit their service with Mattress Firm or any of its subsidiaries (as well as service with any predecessor employer to the extent recognized by Mattress Firm and its subsidiaries) for all purposes, including determining eligibility to participate, vesting, and, with respect to any vacation, paid time-off or severance plans; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation or (iii) to the extent that such service was not recognized for a similar type of benefit by Mattress Firm.

        The provisions of the Merger Agreement relating to employee matters do not create any right of any Continuing Employee to continued employment or to enforce such provisions.

Other Covenants

        The Merger Agreement contains other customary covenants, including covenants relating to public announcements, matters with respect to Section 16 of the Exchange Act, non-applicable takeover law and the rules and regulations thereunder, stockholder litigation and stock exchange delisting.

Conditions to the Offer

        See Section 15—"Conditions to Purchaser's Obligations."

Conditions to the Merger

        The respective obligations of Steinhoff, HoldCo, Purchaser and Mattress Firm to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

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  There will be no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable Law that, will be in effect enjoining or otherwise prohibiting consummation of the Merger; and

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  Purchaser will have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination prior to Acceptance Time

        The Merger Agreement and the Offer may be terminated and abandoned at any time prior to the Offer Acceptance Time only as follows:

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  by the mutual written consent of Mattress Firm and Steinhoff;

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  by either Mattress Firm or Steinhoff if the Offer Acceptance Time has occurred on or prior to the Outside Date; provided that the right to termination is not available to any party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement was the proximate and principal cause to such event;

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  by either Mattress Firm or Steinhoff if the Offer has expired pursuant to its terms and the terms of the Merger Agreement (without being extended in accordance with the Merger Agreement) without Purchaser having irrevocably accepted for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement; provided that the right to termination is not available to any party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement was the proximate and principal cause to such event;

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  by either Mattress Firm or Steinhoff if a governmental authority has enacted, promulgated, issued, entered, amended or enforced a non-appealable and final judgement enjoining or otherwise prohibiting consummation of the Offer or the Merger, provided that the party seeking to terminate has used the required efforts to prevent the entry of and to remove such enjoinder or prohibition in accordance with its obligations under the Merger Agreement;

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  by Steinhoff if Mattress Firm has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would cause certain conditions to the Offer not to be satisfied and (ii) is incapable of being cured or, if capable of being cured by the Outside Date, Mattress Firm (a) has not commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by Mattress Firm of written notice of such breach or failure to perform from Steinhoff stating Steinhoff's intention to terminate the Merger Agreement and the basis for such termination or (b) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform, provided that Steinhoff does not have the right to terminate the Merger Agreement as described above if Steinhoff, HoldCo or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements;

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  by Steinhoff if a Company Adverse Recommendation Change has occurred;

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  by Mattress Firm if Steinhoff, HoldCo or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to a Steinhoff Material Adverse Effect and (ii) is incapable of being cured or, if capable of being cured by the Outside Date, Steinhoff, HoldCo and Purchaser (a) has not commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by Steinhoff, HoldCo or Purchaser of written notice of such breach or failure to perform from Mattress Firm stating Mattress Firm's intention to terminate the Merger Agreement and the basis for such termination or (b) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform, provided that Mattress Firm does not have the right to terminate the Merger Agreement as described above if Mattress Firm is then in material breach of any of its representations, warranties, covenants or agreements;

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  by Mattress Firm if Purchaser has failed to commence the Offer by August 21, 2016 (being five days of the time period specified in Section 1.1.1 of the Merger Agreement), provided that Mattress Firm does not have the right to terminate the Merger Agreement as described above if it is then in material breach of any of its representations, warranties, covenants or agreements;

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  by Mattress Firm if the conditions to the Offer have been satisfied or waived at the Expiration Time, and Purchaser has failed to consummate the Offer within three business days following the Expiration Time; or

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  by Mattress Firm if a Company Adverse Recommendation Change has occurred in compliance with the terms of the Merger Agreement, and in connection with such termination Mattress Firm has entered into a definitive transaction agreement relating to the Superior Proposal at substantially the same time.

Effect of Termination

        The Merger Agreement provides that, in the event of valid termination by Steinhoff or Mattress Firm, written notice of the termination must be given to the other party or parties, and the Merger

Agreement will be of no further force or effect without liability of any party or parties thereto to the other parties thereto, except: (i) the obligations on the parties to pay certain termination fees, as described below, and certain general provisions of the Merger Agreement, each of which will survive termination of the Merger Agreement and (ii) no such termination will relieve any party from liability for damages to another party resulting from a willful breach of the Merger Agreement or from fraud.

Termination Fees

        Mattress Firm must pay Steinhoff a termination fee equal to $73,200,000 (the "Termination Fee") in the event the Merger Agreement is terminated (i) by Steinhoff or Mattress Firm as a result of certain breaches by Mattress Firm of the Merger Agreement, provided that an Acquisition Proposal has been publicly made, proposed or communicated to Mattress Firm (or has otherwise become publicly known) after the date of the Merger Agreement and not withdrawn prior to the time of termination and, within 12 months of such termination, Mattress Firm enters into a definitive agreement with respect to such Acquisition Proposal and such transaction is, at any time thereafter, subsequently consummated, (ii) by Steinhoff if a Company Adverse Recommendation Change has occurred or (iii) by Mattress Firm if a Company Adverse Recommendation Change has occurred in compliance with the Merger Agreement and in connection with such termination Mattress Firm has entered into a definitive transaction agreement relating to the Superior Proposal at substantially the same time.

        In no event will Mattress Firm be required to pay the Termination Fee Amount on more than one occasion.

        In the event that the Termination Fee Amount becomes payable and is paid by Mattress Firm, the Termination Fee Amount will be Steinhoff's, HoldCo's and Purchaser's sole and exclusive remedy for monetary damages under the Merger Agreement, unless such monetary damages arise as a result of a willful breach of the Merger Agreement by Mattress Firm. In the event that the Termination Fee is paid and a willful breach is determined to have occurred, any damages payable in respect of such willful breach will be reduced (but not below zero) by the Termination Fee.

Amendment of the Merger Agreement

        The Merger Agreement provides that, at any time prior to the Offer Acceptance Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties.

Remedies

        The Merger Agreement provides that the parties to the Merger Agreement will be entitled to, in addition to any other remedy which they are entitled under the Merger Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

        The Merger Agreement further provides that if a court of competent jurisdiction declines to specifically enforce the obligations of Steinhoff, HoldCo and Purchaser pursuant to a claim for specific performance and instead grants an award of damages for such alleged breach, Mattress Firm may enforce such award and accept damages for such alleged breach on behalf of its stockholders and employee equity award holders (which may include damages based upon a decrease in share value or lost premium as if Mattress Firm's stockholders and employee equity award holders were third party beneficiaries to the Merger Agreement). Except to the extent specifically provided for in the Merger Agreement, under no circumstances is it intended that, nor will, any person other than Mattress Firm have any right to pursue any claim or action against Steinhoff, HoldCo or Purchaser.

Fees and Expenses

        Except as otherwise expressly set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other Transactions are consummated.

Governing Law

        The Merger Agreement is governed by Delaware law.

Tender and Support Agreements

        The following is a summary of the material provisions of the Tender and Support Agreements. The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(5) to the Schedule TO and incorporated herein by reference. Stockholders and other interested parties should read the Tender and Support Agreements for a more complete description of the provisions summarized below.

        On August 6, 2016, in connection with the Merger Agreement, the J.W. Childs Support Stockholders, who collectively beneficially own approximately 36.1% of the outstanding Shares, each solely in their respective capacities as stockholders of Mattress Firm entered into a Tender and Support Agreement with Steinhoff, HoldCo and Purchaser. Each Tender and Support Agreement provides that, absent the occurrence of certain events (being the termination of the Offer or the Tender and Support Agreement or the occurrence of a Company Adverse Recommendation Change), the applicable J.W. Childs Support Stockholder will tender all of the Shares held by it in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, the applicable J.W. Childs Support Stockholder granted Steinhoff a proxy to vote all of the Shares held by it:

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  in favor of the Merger or in any other transaction pursuant to which Steinhoff proposes to acquire Mattress Firm in which the consideration is equal to or greater than the consideration to be received in the Offer; and

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  against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to each Tender and Support Agreement, in the event that:

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  Steinhoff increases the Offer Price above $64.00 per share; or

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  Mattress Firm is obligated to pay the Termination Fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer,

        Steinhoff is entitled to receive from the applicable J.W. Childs Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Tender and Support Agreement.

        Each Tender and Support Agreement, other than the profit sharing provisions described above, terminates upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

Support Agreements

        The following is a summary of the material provisions of the Support Agreements. The following description of the Support Agreements is only a summary and is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibits (d)(6), (d)(7), (d)(8), (d)(9), (d)(10), (d)(11), (d)(12), (d)(13) and (d)(14) to the Schedule TO and incorporated herein by reference. Stockholders and other interested parties should read the Support Agreements for a more complete description of the provisions summarized below.

        On August 6, 2016, in connection with the Merger Agreement, the Berkshire Funds, who collectively own approximately 13.9% of the outstanding Shares, and Dale R. Carlsen, a director of Mattress Firm, and certain trusts related to Mr. Carlsen, who collectively own approximately 1.0% of the outstanding Shares (the "Carlsen Stockholders" and together with the Berkshire Funds, referred to herein as the "Mattress Firm Support Stockholders"), solely in their respective capacities as stockholders of Mattress Firm, entered into the Support Agreements with Steinhoff, HoldCo and Purchaser. Each Support Agreement provides that the applicable Mattress Firm Support Stockholder will vote all of the Shares held by such Mattress Firm Support Stockholder in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger.

        Pursuant to the Support Agreements, in the event that:

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  Steinhoff increases the Offer Price above $64.00 per Share; or

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  Mattress Firm is obligated to pay the Termination Fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer,

        Steinhoff is entitled to receive from each Mattress Firm Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Support Agreement.

        Each Support Agreement, other than the profit sharing provisions described above, terminates upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

        Prior to the date of the Merger Agreement, Steinhoff and Mattress Firm entered into a confidentiality agreement and an exclusivity agreement in relation to the Transactions. These agreements were superseded by the terms of the Merger Agreement.

        Neither Steinhoff, HoldCo nor Purchaser currently beneficially owns any Shares (other than any deemed beneficial ownership due to the Tender and Support Agreements and the Support Agreements individually or as part of one or more groups, which beneficial ownership Steinhoff, HoldCo and Purchaser expressly disclaims).

12    Purpose of the Offer and Plans for Mattress Firm

Purpose of the Offer

        The purpose of the Offer and the Merger is to acquire 100% ownership of, Mattress Firm. The Offer is intended to facilitate the acquisition of all outstanding Shares. The Merger is for the Purchaser to acquire all Shares not tendered and purchased pursuant to the Offer. The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Purchaser, HoldCo and Steinhoff intend to complete the Merger as soon as practicable following the completion of the Offer. Upon consummation of the Merger, Mattress Firm will become a wholly-owned subsidiary of HoldCo. The Offer is being made pursuant to the Merger Agreement.

        Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Mattress Firm and will no longer participate in the future growth of Mattress Firm. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Mattress Firm and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to, have properly demanded and are entitled to maintain a judicial proceeding for appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Mattress Firm

        Except as otherwise disclosed in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Steinhoff, Purchaser and HoldCo do not currently have any present plans or proposals that would result in:

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  any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving Mattress Firm or any of its subsidiaries; or

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  any material changes in Mattress Firm's present dividend policy, indebtedness (except for the transactions disclosed in Section 9—"Source and Amount of Funds"), capitalization or corporate structure.

        Steinhoff will continue to evaluate and review Mattress Firm and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Mattress Firm with those of other business units of Steinhoff. Such evaluation and review is ongoing and is not expected to be completed until after the Offer Closing and the Merger.

13    Certain Other Effects

        If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by Steinhoff, HoldCo or Purchaser equal at least a majority of the then-outstanding Shares and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, Steinhoff, HoldCo and Purchaser will effect the Merger of Purchaser with and into Mattress Firm as soon as practicable following the completion of the Offer in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Mattress Firm pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of Mattress Firm common stock will be held by HoldCo.

Market for Shares

        If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the completion of the Offer.

NASDAQ Listing

        Pursuant to the Merger Agreement, prior to the Closing Date, Mattress Firm will cooperate with Steinhoff and will use its reasonable best efforts to cause the Shares to be de-listed from NASDAQ as soon as reasonably practicable following the Effective Time.

Registration Under Exchange Act

        Pursuant to the Merger Agreement, prior to the Closing Date, Mattress Firm will cooperate with Steinhoff and will use its reasonable best efforts to cause the Shares to be de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

        Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Mattress Firm to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to "going private" transactions, no longer applicable to the Shares. Mattress Firm would also no longer be required to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the

Exchange Act. In addition, "affiliates" of Mattress Firm and persons holding "restricted securities" of Mattress Firm may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on NASDAQ.

Margin Regulations

        The Shares are currently "margin securities", as such terms is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on NASDAQ.

14    Dividends and Distributions

        The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Mattress Firm, subject to certain exemptions, will not, among other things, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, without the prior written consent of Steinhoff and HoldCo.

15    Conditions to Purchaser's Obligations

        The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that Purchaser, HoldCo or Steinhoff make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8—"Certain Information Concerning Purchaser, HoldCo and Steinhoff."

        Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and are not intended to modify or supplement any factual disclosures about Mattress Firm, Purchaser, HoldCo or Steinhoff (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Mattress Firm, Purchaser, HoldCo or Steinhoff (or any of their respective subsidiaries or affiliates).

        According to the Merger Agreement, Purchaser will not be required to (and Steinhoff and HoldCo will not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

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  Minimum Condition

    The number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been "received", as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Purchaser, do not represent at least one Share more than 50% of the then outstanding Shares.

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  Restraints

    Any Restraint is in effect enjoining or otherwise prohibiting consummation of the Offer or the Merger.

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  Governmental Consents

    The waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act has not expired and early termination has not been granted.

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  Representations and Warranties

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  Certain representations and warranties of Purchaser (i) relating to capitalization are not true and correct in all respects (other than any de minimis inaccuracies), (ii) relating to organization, standing, capitalization, authority, noncontravention, anti-takeover provisions, opinion of financial advisor and brokers and other advisors are not true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) set forth in the Agreement other than those described above, are not true and correct (disregarding all qualifications or limitations as to "materiality", "Material Adverse Effect" and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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  Steinhoff has not received a certificate signed on behalf of Mattress Firm by an executive officer of Mattress Firm to such effect.

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  Compliance with Covenants

    Mattress Firm has not complied with or performed in all material respects its obligations prior to the Expiration Time under the Agreement and such failure to comply or perform has not been cured by the Expiration Time. Steinhoff has not received a certificate signed on behalf of Mattress Firm by an executive officer of Mattress Firm to such effect.

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  Company Material Adverse Effect Condition

    Since the date of the Agreement there has been an effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Steinhoff has not received a certificate signed on behalf of Mattress Firm by an executive officer of Mattress Firm to such effect.

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  No Termination of Agreement

    The Merger Agreement has been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of Steinhoff, HoldCo and Purchaser and, other than the Minimum Condition, may be waived by Steinhoff, HoldCo and Purchaser in whole or in part at any time in their sole discretion, in each case subject to the terms and conditions of the Merger Agreement.

16    Certain Legal Matters; Regulatory Approvals

General

        Except as described in this Section 16—"Certain Legal Matters; Regulatory Approvals", based on a review of publicly available filings made by Mattress Firm with the SEC and other publicly available information concerning Mattress Firm and information supplied by Mattress Firm, Purchaser is not aware of any license, regulatory permit, or approval of any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. However, Purchaser, HoldCo and Steinhoff, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Purchaser's right to decline to purchase Shares if any of the Offer Conditions have not been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters

        The HSR Act provides that the acquisition of the Shares by Steinhoff, HoldCo and Purchaser may not be consummated until the expiration of the applicable waiting period under the HSR Act. The initial waiting period with respect to the acquisition of the Shares is 15 calendar days, which begins when Steinhoff files a Premerger Notification and Report Form under the HSR Act with the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"), unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Within such 15 day period the Antitrust Division or the FTC may request additional information or documentary material from Steinhoff and Mattress Firm. In the event of such request, the acquisition of the Shares under the Offer may not be consummated until 10 calendar days after the receipt of such additional information or documentary material by the Antitrust Division or the FTC.

        Steinhoff and Mattress Firm filed their respective forms with the Antitrust Division and the FTC on August 15, 2016; the 15 day HSR waiting period is scheduled to expire at 11:59 P.M., New York City Time, on August 30 2016.

        The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of the proposed acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Steinhoff, Mattress Firm or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser, HoldCo and Steinhoff believe that the consummation of the Offer will not violate the U.S. federal antitrust laws, there can be no assurance that the Offer and the transaction will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.

State Takeover Laws

        A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        Mattress Firm, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Steinhoff does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Steinhoff will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Steinhoff might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Steinhoff might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Steinhoff may not be obligated to accept for payment any Shares tendered. See Section 15—"Conditions to Purchaser's Obligations."

Appraisal Rights

        Appraisal rights will not be available to the holders of Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders' appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

        The "fair value" of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the "fair value" so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, Purchaser, HoldCo and/or Steinhoff may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

        As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which is the first date on which HoldCo irrevocably accepts (and Steinhoff causes HoldCo to accept) for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Mattress Firm a written demand for appraisal of Shares held, which demand must reasonably inform Mattress Firm of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer;

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

        The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

        The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

        Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to ensure that Mattress Firm will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Mattress

Firm. Following the Offer Closing and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Steinhoff, HoldCo, Purchaser and Mattress Firm will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of stockholders of Mattress Firm in accordance with Section 251(h) the DGCL.

17    Fees and Expenses

        Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

        Except as set forth above, neither Purchaser, Holdco nor Steinhoff will pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18    Miscellaneous

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser, HoldCo and Steinhoff are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser, HoldCo and Steinhoff become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser, HoldCo and/or Steinhoff cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

        No person has been authorized to give any information or make any representation on behalf of Purchaser, HoldCo or Steinhoff not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        Purchaser, HoldCo and Steinhoff have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by Mattress Firm pursuant to Rule 14d-9 under the Exchange Act, setting forth the Company Board Recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Mattress Firm may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC's website at www.sec.gov and are available from the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Stripes Acquisition Corp.
August 16, 2016

 ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF STEINHOFF

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director (referred to below as a member of the Supervisory Board) and executive officer (referred to below as a member of the Management Board) of Steinhoff are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to a position with Steinhoff. Unless otherwise indicated, the business address of each director and executive officer of Steinhoff is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600.

        In this Annex I, unless otherwise indicated or the context otherwise requires, all references to "Steinhoff", "the company", "we", "us" and "our" refer to Steinhoff and its consolidated subsidiaries.

        None of the directors and executive officers of Steinhoff listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Each director and executive officer of Steinhoff is a citizen of South Africa, except for Mr. Daun (German), Mr. Steinhoff (German), Ms. Krüger-Steinhoff (German) and Mr. Guibert (French).

Name	Age	Current Principal Occupation or Employment and Employment History
Management Board
Markus Johannes Jooste Chief Executive Officer	55	Mr. Jooste was appointed as a director of the management board of Steinhoff in November 2015.

In 1988, Mr. Jooste joined Gommagomma Holdings Proprietary Limited (now Steinhoff Africa Holdings Proprietary Limited) as financial director. In 1998, Mr. Jooste was appointed as executive director and took responsibility for the European operations of the Steinhoff group and also for directing the group's international marketing and financial disciplines. In 2000, Mr. Jooste was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. In March 2013, he was appointed chief executive officer for the group's northern hemisphere operations. Mr. Jooste also serves on the boards of various unlisted group companies, including Conforama Holdings S.A., and the following listed companies: PSG Group Limited (member of the remuneration committee), KAP Industrial Holdings Limited, and Phumelela Gaming and Leisure Limited (member of the remuneration committee).

Daniel Maree van der Merwe Chief Operating Officer	58	Mr. van der Merwe was appointed as a director of the management board of Steinhoff in November 2015.

Name	Age	Current Principal Occupation or Employment and Employment History

Mr. van der Merwe was admitted as an attorney of the High Court of South Africa in 1986 and practiced as an attorney specializing in the commercial and labor law fields. In 1990, Mr. van der Merwe joined the Roadway Transport Group and was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway Transport Group with Steinhoff Africa, Mr. van der Merwe joined the Steinhoff group. He previously acted as chief executive officer for Steinhoff's southern hemisphere operations and was appointed as group chief operating officer on March 5, 2013. Mr. van der Merwe holds several other appointments within the group and currently serves on the boards of Steinhoff Asia Pacific Limited, Steinhoff UK Holdings Limited, and KAP Industrial Holdings Limited (member of the human resources and remuneration and the nomination committees).

Andries Benjamin (Ben) la Grange Chief Financial Officer	41	Mr. la Grange was appointed as a director of the management board of Steinhoff in November 2015.

Mr. la Grange completed his articles with PricewaterhouseCoopers Inc. and spent two and a half years in their international and corporate tax division. He joined Steinhoff in 2003 as manager of the corporate tax division, whereafter he moved to the Steinhoff corporate finance division before his appointment as chief financial officer for the group's southern hemisphere operations. In 2009, Mr. la Grange was appointed as an alternate director to the Steinhoff International board and was appointed as group chief financial officer on March 5, 2013. He also serves on the boards of KAP Industrial Holdings Limited and is an alternate director of PSG Group Limited.

Supervisory Board
Christoffel Hendrik (Christo) Wiese Chairman	74

Dr. Wiese was appointed as a Supervisory Board director of Steinhoff in November 2015 and as Chairman of the Supervisory Board in May 2016. He previously served as an independent non-executive director to the Steinhoff International Holdings Limited board, having first been appointed on March 5, 2013.

Name	Age	Current Principal Occupation or Employment and Employment History

He practiced at the Cape Bar in the 1970s before joining Pepkor Holdings, of which he has been the chairperson and controlling shareholder since 1981. In addition, he acts as chairman and controlling shareholder of Shoprite Holdings Limited, Invicta Holdings Limited, Tradehold Limited and Brait SA Limited, and he is a former chairman of the Industrial Development Corporation. Dr. Wiese has served on the boards of many listed companies over the years and is a past director of the South African Reserve Bank. He is a member of the Steinhoff nomination committee.

Deenadayalen (Len) Konar Deputy Chairman	62	Dr. Konar is the deputy chairman of the Supervisory Board of Steinhoff, having been appointed as a Supervisory Board director in November 2015.

Dr. Konar, having been appointed to the Steinhoff International Holdings Limited board in 1998, was appointed chairman of the board in September 2008 and held various committee positions, including chairman of the audit committee. He acted as chairman of the Supervisory Board for the period November 30, 2015 to May 31, 2016 and is currently chairman of the governance and nomination committees and a member of the audit and human resources and remuneration committees.

Dr. Konar is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance in South Africa, the Corporate Governance Network and the Institute of Directors. He was appointed chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003 and served as chairman of the audit committee of the International Monetary Fund. Dr. Konar is also a non-executive director of Lonmin plc, Alexander Forbes Equity Holdings Limited, Mustek Limited, Illovo Sugar Limited, Sappi Limited, Exxaro Resources Limited and Yeboyethu Limited.

Stefanes Francois (Steve) Booysen	53

Dr. Booysen was appointed to the Steinhoff International Holdings Limited board as an independent non-executive director in September 2009 and as a Supervisory Board director of Steinhoff in November 2015.

Name	Age	Current Principal Occupation or Employment and Employment History

He completed his articles with Ernst & Young and acted as lecturer at the University of South Africa. In 2006, he was appointed as council member of the University of Pretoria. Dr. Booysen is the former group chief executive officer of Absa Group Limited. He also serves on the boards of Clover Limited, JD Group Limited, Senwes Limited and Vukile Property Fund Limited. Dr. Booysen is the chairman of Steinhoff's audit committee and a member of the human resources and remuneration committee.

Claas Edmund Daun	73

Mr. Daun was appointed as a Supervisory Board director in November 2015, having first been appointed as an independent non-executive director of Steinhoff International Holdings Limited in 1998. He served as deputy chairman of the Supervisory Board for the period November 30, 2015 to May 31, 2016 and is currently a member of the nomination committee.

Mr. Daun has extensive experience in management and investments worldwide and is a corporate investor in several industries. Mr. Daun was instrumental in developing the KAP businesses and acted as chairman of KAP Industrial Holdings Limited for many years. Mr. Daun resigned from the KAP board on June 25, 2012. He is currently a member of the board of Daun and Cie AG, chairman of the boards of KAP AG, Stöhr AG and Mehler AG, and holds several other directorships. Mr. Daun is honorary consul of South Africa in Lower Saxony, Germany. He holds a master's degree in business commerce from the University of Cologne and qualified as a chartered accountant in 1975.

Thierry Louis Joseph Guibert	45	Mr. Guibert was appointed as a Supervisory Board director in November 2015.

After graduating from the Reims Business School, Mr. Guibert began his career in 1995 as an auditor at KPMG. He then joined the previous holding company of Conforama, the French listed PPR Group (now known as Kering), in 1999. Following various financial positions held within PPR, Mr. Guibert was appointed as chief financial officer and chief operating officer of FNAC, a European retailer within the same group. Since 2008, Mr. Guibert held the position of chairman and chief executive officer of Conforama, which was acquired by Steinhoff in March 2011. He was appointed to the board of Steinhoff International Holdings Limited as an executive director in May 2011 and, following his resignation from Conforama in 2014, continued to serve on the board as a non-executive director.

Name	Age	Current Principal Occupation or Employment and Employment History
Angela Krüger-Steinhoff	45

Ms. Krüger-Steinhoff was appointed as a Supervisory Board director in November 2015, having previously been appointed as an alternate non-executive director of the Steinhoff International Holdings Limited board in December 2007.

Ms. Krüger-Steinhoff obtained a degree in Economic Science in 1997 at the European business school, Oestrich-winkel, Germany. She joined the Steinhoff group in 1997 as a financial manager. In 1999, she was seconded to act as managing director of the Australian operations. She resigned from the group at the end of 2005 and now attends to the Steinhoff family investments. She has more than 10 years' experience in the industry, with specific knowledge of and extensive experience in management and investments globally. Ms. Krüger-Steinhoff also holds a position on the advisory committees of Oldenburgische Landesbank AG, HSH Nordbank AG and Commerzbank AG in Germany.

Marthinus Theunis (Theunie) Lategan	59

Dr. Lategan was appointed as a Supervisory Board Member in November 2015, having previously served as an independent non-executive director on the Steinhoff International Holdings Limited board since September 2011.

Since 2007, Dr. Lategan has served as a member of the council of the University of the Witwatersrand, Johannesburg. He lectured in accounting and taxation at the University of Johannesburg until 1987, after which he returned to practice at PricewaterhouseCoopers Inc. He joined Rand Merchant Bank in 1994 and later became head of their structured finance unit. In 1999 he became chief executive officer for the corporate banking unit of First National Bank. In 2004 he was appointed to the executive management committee of the FirstRand Group and served on various committees. In 2005, Dr. Lategan was appointed chief executive officer for FirstRand Africa and Emerging Markets and, in 2007, he relocated to India to set up FirstRand Banking Group, India. He retired from the FirstRand Group in July 2010. He serves as vice chairman for Absa Corporate and previously acted as chairman of RARE Holdings Limited, an AltX-listed company. In addition to his appointment as an independent non-executive director, Dr. Lategan is the chairman of Steinhoff's human resources and remuneration committee and a member of the audit committee.

Heather Joan Sonn	44

Ms. Sonn was appointed as a Supervisory Board director in November 2015, having previously served as an independent non-executive director of Steinhoff International Holdings Limited since December 2013.

Name	Age	Current Principal Occupation or Employment and Employment History
		On completion of her studies in 1997, Ms. Sonn joined Merrill Lynch New York as an investment banking analyst.

She returned to South Africa in 1999 and took up a position with Sanlam Investment Management in Cape Town. Ms. Sonn has served as chief executive for Legae Securities, deputy chief executive for WIP Capital, chief executive for The Citizens Movement, is a former director of Strate and was instrumental in building the basis for Barclays' global integrated bank initiative while at Barclays Bank plc. She currently serves on the board of Gamiro Investment Group, Prescient Limited and as an alternate director for Macsteel Service Centres SA Limited. She is also a fellow and moderator of the Aspen Institute's Global Leadership Network.

Bruno Ewald Steinhoff	78

Mr. Steinhoff is the founder of the Steinhoff group and was chairman of Steinhoff International Holdings Limited until the end of September 2008. He was appointed as a Supervisory Board director of Steinhoff in November 2015.

He relinquished executive duties with effect from 1 April 2008, and continues serving as a non-executive director, assisting with special projects for the group. After studying industrial business, Mr. Steinhoff started his furniture trade and distribution business in Westerstede, Germany, in June 1964. During this period, he also gained furniture retail experience, having spent three years in Berlin. In 1971, he expanded the business into manufacturing, with the first upholstery factory in Remels. During the 1980s, Mr. Steinhoff acquired interests in central and eastern Europe and in a joint venture in South Africa with Claas Daun involving Gommagomma Holdings. He has more than 49 years' experience in the furniture business and more than 40 years' manufacturing experience. July 1, 2014 marked Mr. Steinhoff's 50th year in the industry.

Johan Van Zyl	59	Dr. Van Zyl was appointed as a Supervisory Board director on May 30, 2016.

Dr. Van Zyl lectured at the University of Pretoria (Department of Agricultural Economics) where he held several positions, including Vice Chancellor and Principal from 1997 to July 2001, when he joined Santam Limited, as Chief Executive Officer. He was group Chief Executive Officer of Sanlam Limited from 2003 until 2016 and remains a non-executive director, also serving on the boards of Sanlam Life Insurance Limited and Santam Limited. Dr. Van Zyl is also Chairman of ASISA, serves as a Council Member of the University of Pretoria and is Chairman of the Vumelana Advisory Fund.

Name	Age	Current Principal Occupation or Employment and Employment History

He has also consulted and served as part time lecturer to several universities and organisations including Michigan State University, USAID and the Agricultural and Natural Resources Department, World Bank (Washington DC) and as member to a number of Governmental Committees and other associations. He is the recipient of numerous awards, including the Sunday Times Business Leader of the year award in 2014 and the South African AABLA award as Business Leader of the year in 2015.

Jacob Daniel Wiese	35

After completing his LLB at UCT in 2008 and his pupillage at the Cape Bar, Mr. Wiese was admitted as an advocate of the High Court of South Africa in 2009. He joined the investment committee of the Titan Group in 2010. Mr. Wiese is as an independent non-executive director of Fairvest Property Holdings Limited and serves on the boards of various publicly listed companies and is also an alternate and/or non-executive director of Shoprite Holdings, Pepkor Holdings, Invicta Holdings and Tradehold. Mr. Wiese is also extensively involved in the management of Lourensford Wine Estate. He was appointed as a Supervisory Board director on May 30, 2016.

 DIRECTORS AND EXECUTIVE OFFICERS OF HOLDCO

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of HoldCo's directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of HoldCo's directors and executive officers is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa. The telephone number at such office is +27 (21) 808 0700. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Employment History
Markus Johannes Jooste	55	See response for Steinhoff.
President*
Andries Benjamin la Grange	41	See response for Steinhoff.
Treasurer*
Stephanus (Stéhan) Johannes Grobler Secretary*	56	Mr. Grobler was appointed company secretary in December 1999 and to the board of Steinhoff International Holdings Limited in 2005 (alternate director)—he became a director in May 2009. Mr. Grobler is an Executive Director of, and heads, the Group Treasury and Financing Activities, as well as the Governance and Secretarial departments, for the Steinhoff group. He acts as director to various group companies. Mr. Grobler was admitted as an attorney of the High Court of South Africa in 1989.

 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of Purchaser's directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of Purchaser's directors and executive officers is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa. The telephone number at such office is +27 (21) 808 0700. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Employment History
Markus Johannes Jooste	55	See response for Steinhoff.
President*
Andries Benjamin la Grange	41	See response for Steinhoff.
Treasurer*
Stephanus (Stéhan) Johannes Grobler	56	See response for HoldCo.
Secretary*

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail:	By Overnight Courier:
Computershare	Computershare
C/O Voluntary Corporate Actions	C/O Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

By Facsimile Transmission
For Eligible Institutions Only
(617) 360-6810

        DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

        Any questions or requests for assistance may be directed to the Information Agent at its telephone numbers and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

QuickLinks

  Exhibit (a)(1)(i)
IMPORTANT
The Information Agent for the Offer is
Table of Contents
SUMMARY TERM SHEET
INTRODUCTION
THE OFFER
ANNEX I DIRECTORS AND EXECUTIVE OFFICERS OF STEINHOFF
DIRECTORS AND EXECUTIVE OFFICERS OF HOLDCO
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
Computershare Trust Company, N.A.
The Information Agent for the Offer is